Exhibit 99.2

2016 Interxion Holding NV Annual Report 2016 For the year ended 31 December 2016 Carrier and cloud-neutral data centres at the heart of the European economy

CARRIER AND CLOUD- NEUTRAL DATA CENTRE SERVICES Interxion is a leading pan-European provider of carrier and cloud-neutral data centre services. We deliver value to our customers by being responsive to their needs, and by building communities of interest that enable our customers to add value to their service offerings. Established in 1998, we have expanded rapidly to create 45 data centres in 13 cities across 11 countries, giving us the largest reach across Europe and providing our customers with access to more than 78% of EU GDP. / www.interxion.com

Forward-looking statements This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our ability to integrate acquisitions; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgement of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things: ? operating expenses cannot be easily reduced in the short term; ? inability to utilise the capacity of newly planned data centres and data centre expansions; ? signi?cant competition; ? cost and supply of electrical power; ? data centre industry over-capacity; ? performance under service level agreements. These risks and others described under “Risk Factors” (page 27), are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. In addition, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly quali?ed in their entirety by the cautionary statements contained throughout this annual report. www.interxion.com    /    03

IN THIS REPORT Operational Review 07 Our 2016 Performance at a Glance 08 Information on the Company 10 Innovation and Technical Excellence 10 Our Commitment to Sustainability 11 Organisational Structure 12 Our People Financial Review 15 Income Statement Highlights 17 Balance Sheet Highlights 18 Cash Flow Highlights Report of the Board of Directors 21 Structure 21 Board of Directors 24 Directors’ Insurance and Indemnification 24 Board Committees 26 Compensation 27 Shares Bene?cially Owned 27 Risk Management 27 Risk Factors 29 Controls and Procedures 30 Dutch Corporate Governance Code 31 Outlook for 2017 04 / www.interxion.com    Consolidated Financial Statements 33 Consolidated Income Statements 33 Consolidated Statements of Comprehensive Income 34 Consolidated Statements of Financial Position 35 Consolidated Statements of Changes in Shareholders’ Equity 36 Consolidated Statements of Cash Flows 37 Notes to the 2016 Consolidated Financial Statements Company Financial Statements 85 Interxion Holding N.V. Company Financial Statements 86 Notes to the 2016 Company Financial Statements Other information 92 Independent auditor’s report Find out more 98 Our Locations 98 Contact Us 99 De?nitions

OPERATIONAL REVIEW

OPERATIONAL REVIEW

OUR 2016 PERFORMANCE AT A GLANCE

In 2016, Interxion continued the strong execution that is our hallmark, resulting in strong annual growth for revenues and Adjusted EBITDA[1], and solid margin improvement. We experienced growth across our key target segments and saw a continuation of strong bookings across all deal sizes.

Customers buy our services because they value our operational expertise and because they seek network-dense facilities where they create business value by gaining access to our vibrant Communities of Interest.

Cloud is the paradigm shift that is transforming IT and driving the migration of workloads from enterprise data centres to third party facilities. Fuelled by this secular trend, cloud platforms continued to expand across Europe during 2016, with new compute and network deployments in the main markets, as well as network node deployments in other locations. Cloud communities are starting to form in Europe around the cloud platforms, with the early adopters of colocated hybrid cloud executing either through direct enterprise deployments or with the help of systems integrators.

Digital media companies are among the first adopters of a colocated hybrid model to support the rapid growth in consumer platforms delivering live video streams. For this growing segment, the ability to gain access both to high quality connectivity providers and to high-speed connections into cloud providers, makes our data centres very appealing.

In response to healthy customer demand, we continued to expand in Europe throughout 2016, opening new data centres in 4 markets: FRA10 in Germany, AMS8 in the Netherlands, DUB3 in Ireland, and CPH2 in Denmark. We also completed expansions of existing data centres in Marseille, Vienna and Stockholm, and announced further expansions in Paris and Frankfurt.

Over the next few years, we believe that the growth in response-time-sensitive applications and data, including cloud platforms, digital media, and low-latency trading, will continue to strengthen the value of our carrier-neutral, highly connected, data centres. We will continue to deploy capital in a very disciplined way to meet this demand and continue to deliver value to our shareholders.

As 2017 gets underway, I thank all our employees for their on-going contributions. Their dedication and commitment is fundamental to Interxion's continuing success.

David Ruberg, Chief Executive Officer

30 March 2017



" *Our results in 2016 demonstrate that we are successfully executing our long term strategy, predicated on creating value for our customers through Communities of Interest."*

David Ruberg
Chief Executive Officer

Record of success


Total Revenue
€500m
€400m
€300m
€200m
€100m
277.1
307.1
340.6
386.6
421.8
2012
2013
2014
2015
2016
Adjusted EBITDA
€200m
€100m
115
131.8
146.4
171.3
190.9
2012
2013
2014
2015
2016

1. Adjusted EBITDA is a non-IFRS measure. Refer to "Definitions" for a detailed explanation of this measure. Note 5 of the Consolidated Financial Statements shows a reconciliation from Net income to Adjusted EBITDA.

www.interxion.com / 07

OPERATIONAL REVIEW

SELECTED FINANCIAL DATA

	2012	2013	2014	2015	2016
Recurring revenue	259.2	291.3	319.2	365.2	400.0
Non-recurring revenue	17.9	15.8	21.4	21.4	21.8
Revenue	277.1	307.1	340.6	386.6	421.8
Adjusted EBITDA	115.0	131.8	146.4	171.3	190.9
Adjusted EBITDA margin	41.5%	42.9%	43.0%	44.3%	45.3%
Capital expenditures (including intangibles)	(178.3)	(143.4)	(216.3)	(192.6)	(250.9)
Cash generated from operations	111.7	102.7	135.4	169.4	183.4
Revenue-generating space	56.2	59.7	71.0	79.1	87.2
Equipped space	74.0	80.1	93.5	101.2	110.8
Utilisation rate	76%	75%	76%	78%	79%

Financial figures are expressed as millions of euros; space figures in '000 sqm.

Information on the Company

We are a leading provider of carrier and cloud-neutral colocation data centre services in Europe. Our 45 data centres in 11 countries enable approximately 1,600 customers physically to protect, connect, process and distribute their most valuable information. We enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centres act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers to create Communities of Interest.

Our core offering of carrier and cloud-neutral colocation services includes space, power, cooling and a physically secure environment in which we house our IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

Our headquarters are near Amsterdam and we operate in 13 major metropolitan areas. These include Amsterdam, Frankfurt, Paris and London - all the largest data centre markets in Europe. Our data centres are located in close proximity to the intersection of telecommunications fibre routes, and we house more than 600 individual carriers and Internet service providers, 21 European Internet exchanges and all the leading cloud platforms. Our data centres enable our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of Communities of Interest.

Our strategy

Target new customers in high growth industry segments

We categorise our customers into industry segments, and we will continue to target new customers in high-growth industry segments, including Digital Media, Enterprises, Financial Services, System Integrators, Cloud Providers and Connectivity Providers. Winning new customers in these target industries enables us to expand existing, and build new, high value Communities of Interest within our data centres. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to deliver content to consumers quickly. We expect the high value and reduced cost benefits of our Communities of Interest to continue to attract new customers, which will lead to decreased customer acquisition costs.

Increase share of spend from existing customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain connectivity leadership

We seek to increase the number of carriers in each of our data centres by expanding the presence of our existing carriers into additional data centres and targeting new carriers. We also continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges.

08 / www.interxion.com

OPERATIONAL REVIEW

ADJUSTED EBITDA


€200
€100
€-
60.0%
50.0%
40.0%
30.0%
€115.0
€131.8
€146.4
€171.3
€190.9
2012
2013
2014
2015
2016
Adjusted EBITDA
Adjusted EBITDA margin

CASH GENERATED FROM OPERATIONS


€200
€100
€-
€111.7
€102.7
€135.4
€169.4
€183.4
2012
2013
2014
2015
2016

CAPITAL EXPENDITURES (inc. intangibles)


€300
€200
€100
€0
€178.3
€143.4
€216.3
€192.6
€250.9
2012
2013
2014
2015
2016

UTILISATION RATE


70%
50%
0%
76%
75%
76%
78%
79%
2012
2013
2014
2015
2016

Delivering best-in-class customer service

We continue to provide a high level of customer service in order to maximise customer satisfaction and minimise churn. Our European Customer Service Centre, which operates 24-hours a day, 365-days a year, provides continuous monitoring and troubleshooting and reduces customers' internal support costs by giving them one-call access to full, multilingual technical support. We will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information.

Disciplined expansion

We plan to invest in our data centre capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand, as well as working with our customers to identify future capacity requirements. We begin new expansions only once we have identified customers and have the capital to fund the build-out fully, with the goal of selling 25% of a data centre's space by the time it opens. Our expansions are completed in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital, with a target internal rate of return in excess of 30%.

Our services

Interxion is the interconnection hub for digital business. We operate 45 state of the art facilities across Europe. Nearly 20 years of experience means we guarantee consistent design and operational excellence across our footprint, enabling our customers to scale across Europe easily.

Colocation

Our colocation services provide customers with the space and power to deploy IT infrastructure in our world-class data centres. Through a number of redundant subsystems, including power, fibre and cooling, we are able to provide our customers with highly reliable services. Our scalable colocation services enable our customers to upgrade space, connectivity and services as their requirements evolve. Our data centres employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secured access. Our colocation facilities include the following services.

Space

Each of our data centres houses our customers' IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our customers to deploy their own IT infrastructure. Depending on their space and security requirements, customers can choose individual cabinets, secure cages or a private room. All Our data centre campuses all operate with a minimum of five layers of physical security, including biometric scanners, mantraps, smoke detection, fire suppression systems, and secured access.

Power

Each of our data centres is equipped to offer our customers high power availability. Since the availability of power is essential to the operation of our facilities, we provide power backup in case of outage. Generators, in combination with uninterrupted power supply, ensure 99.999% availability.

www.interxion.com / 09

OPERATIONAL REVIEW Interconnection Connectivity Wherever our customers invest with us they have the right connectivity for their business. Our data centres have become gateways to emerging markets and landing stations for major continental subsea cables. Interxion is the platform for extending business reach into new domestic, regional and international markets. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and to some of the most important sources of IP data, and content distribution in the world. Cloud access Our facilities provide the ideal environment for interconnecting with the cloud and for building hybrid solutions. By enabling our customers to connect their IT infrastructure to the leading cloud platforms, we resolve the security, performance and complexity issues associated with cloud adoption. We house the hyperscale public clouds such as Microsoft Azure and Amazon Web Services, together with local and specialist providers of public and private cloud services. Integral to our value proposition, our Cloud Connect enables our customers to interconnect directly and securely to multiple clouds through a single connection. Cross Connects We install and manage physical interconnections running from our customers’ equipment to the equipment of our connectivity, Internet service providers and Internet exchange customers, as well as to other customers. All Cross Connects are secured in dedicated Meet-Me Rooms. Our staff tests and installs cables, and maintains cable trays and patch panels according to industry best practice. Innovation and technical excellence For well over a decade we have been at the forefront of data centre design and management; we continue to focus on innovation and improvements in energy ef?ciency. Our design leadership includes evaluating the latest energy ef?ciency techniques, options for green power, and testing and implementing new design practices. Our dedicated Digital, Technology and Engineering Group (DTEG), has pioneered many of today’s key data centre design approaches, such as modular design and build, design for power usage effectiveness (PUE), cold aisle containment, seawater and ground water cooling and other design innovations. Because we have grown by organic expansion, our data centres are designed, operated and maintained in a consistent way, which contributes to high levels of technical excellence, reliability and performance. 10    /    www.interxion.com Our commitment to sustainability Today, 90% of our energy is from renewable sources. We deliver efficient, cost-effective services by minimising waste and energy use, without compromising reliability and performance. Our modular data centre design – which enables us to build large systems from smaller subsystems – optimises our use of space, power and cooling, and helps us to continue to improve PUE. As part of our sustainability commitment, we contribute to recognised industry bodies. For example, we hold the position of Vice chair at the Governmental Engagement Committee, and we have a seat at the Advisory Council of The Green Grid (the leading energy ef?ciency and sustainability association for the data centre industry), and contribute to the EC Joint Research Centre on sustainability.

OPERATIONAL REVIEW

ORGANISATIONAL STRUCTURE

European Telecom Exchange B.V., which was incorporated on 6 April 1998, was renamed InterXion Holding B.V. on 12 June 1998, and was converted into InterXion Holding N.V. on 11 January, 2000. From inception, we have grown our colocation business organically. Since 2001, we have developed our geographic footprint in 13 cities where we have established data centre campuses.

Our subsidiaries perform various tasks, including servicing our customers, operating our data centres, customer support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Participation 1 B.V.	The Netherlands	100%	Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacentres B.V.	The Netherlands	100%	Data centre sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of colocation services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of colocation services
InterXion Real Estate IX N.V.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of colocation services
InterXion Real Estate VI ApS	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of colocation services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of colocation services
InterXion Ireland DAC	Ireland	100%	Provision of colocation services
Interxion España SAU	Spain	100%	Provision of colocation services
InterXion Sverige AB	Sweden	100%	Provision of colocation services
InterXion (Schweiz) AG	Switzerland	100%	Provision of colocation services
InterXion Real Estate VIII AG	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of colocation services

www.interxion.com / 11

OPERATIONAL REVIEW

OUR PEOPLE

Our senior team

Our people, led by a management team with considerable experience in the technology sector, are a major element in what differentiates us. The team focuses on customers and on driving Interxion towards the heart of the digital economy, adding value and making it easier for our customers to do business.

DAVID RUBERG



David Ruberg, Chief Executive Officer

Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. He holds a Bachelor's Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

JOSH JOSHI



Josh Joshi, Chief Financial Officer

Mr. Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of Telecity plc, a pan-European carrier and cloud neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan-European data and network service provider. In his early career, Mr. Joshi spent eight years in professional practice, predominantly with Arthur Andersen. He holds a Bachelor's Degree in Civil Engineering from Imperial College, London and is a Chartered Accountant.

GIULIANO DI VITANTONIO



Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center & Cloud.

Mr. Di Vitantonio has more than 20 years' experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. His areas of expertise include IT management software, enterprise applications, data centre infrastructure, and business intelligence solutions. He has a Master's Degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School.

12 / www.interxion.com

OPERATIONAL REVIEW JAN-PIETER ANTEN Jan-Pieter Anten, Vice President Human Resources Mr. Anten joined us as Vice President Human Resources in October 2011. Before joining us, he worked for Hay Group, a global management consulting ?rm, as Director International Strategic Clients Europe, where he led major accounts within the European market. Before that, he held the position of Vice President Human Resources at Synthon, an international organization with worldwide af?liates. He previously worked for Hay Group as a Senior Consultant. Mr. Anten holds a degree from the University of Utrecht. JAAP CAMMAN Jaap Camman, Senior Vice President, Legal Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 to October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University. ADRIAAN OOSTHOEK Adriaan Oosthoek, Senior Vice President Operations & ICT Mr. Oosthoek has held senior management positions in the IT and Telecom industry for a number of years. Until 2015 he was responsible for operating Interxion’s UK business. Before joining Interxion, he was the Executive Vice President at Colt, responsible for its global Data Center footprint. Before joining Colt, he spent 11 years at Telecity Group plc, the last seven years as the Managing Director of the UK & Ireland operation for Telecity Group plc where he signi?cantly grew the business. Preceding his tenure in the UK, he ran the Dutch operation of data center operator, Redbus Interhouse, and was a founder and Managing Director of the Dutch subsidiary of Teles AG, a Berlin-headquartered provider of telecoms and data com products. He studied Information Sciences at the University of Applied Sciences in The Hague and holds marketing certi?cates NIMA A and NIMA B from The Netherlands Institute of Marketing. In addition to his formal roles, Mr. Oosthoek is also Chairman of the Board of Governors of the Data Centre Alliance, a European industry association for the data center industry. www.interxion.com / 13

FINANCIAL REVIEW

FINANCIAL REVIEW

FINANCIAL REVIEW



> *In 2016, Interxion continued its consistent record of profitable revenue growth. Our approach continues to be focused on securing attractive long-term cash returns in a disciplined and measured manner."*
>
> **Josh Joshi**
> Chief Financial Officer

Interxion delivered a year of strong financial performance. Total revenue increased by 9% to €421.8 million while recurring revenue was up 10% to €400.0 million, year-on-year. Non-recurring revenue, which increased by 2% to €21.8 million, was driven by continuing strong customer installations. Adjusted EBITDA increased by 11%, to €190.9 million, and Adjusted EBITDA margin was up to 45.3%, from 44.3% in 2015.

Net finance expense for the year was €36.3 million (2015: €29.0 million); the underlying combined interest cost of the business was 5.5%, a 50 basis points improvement compared with 2015. Net profit for the year was €39.9 million (2015: €48.6 million), an 18% decrease. The underlying adjusted net profit for the year decreased by 4% to €36.6 million (2015: €37.9 million).

In April, to support growth, we returned to the public debt market by issuing €150.0 million in aggregate principal of our 6% Senior Secured Notes, due 2020, at a premium of €104.50, providing net proceeds of €155.3 million. The additional financing, combined with a new €14.6 million mortgage on our Vienna property secured in 2016, was used to fund further expansion projects.

The Company continued to generate significant cash from its operations: €183.4 million in 2016, an 8% increase over 2015. We also continued to deploy these resources in a disciplined manner to fund further customer-driven data centre expansion: €228.8 million of the €250.9 million capital expenditure in 2016 was invested in expansion and upgrade projects to create the foundation for future growth and to meet customers' needs.

During the year, we added 9,600 square metres of data-centre equipped space and 8,100 square metres of revenue generating space, resulting in a utilisation rate of 79%.

Josh Joshi, Chief Financial Officer, 30 March 2017

INCOME STATEMENT HIGHLIGHTS

(€ millions)	2016	2015	2014
Total revenue	**421.8**	**386.6**	**340.6**
Recurring revenue	95%	94%	94%
Gross profit	**259.2**	**234.9**	**201.5**
Gross profit margin	61%	61%	59%
Adjusted EBITDA	**190.9**	**171.3**	**146.4**
Adjusted EBITDA margin	45%	44%	43%
Operating profit	**92.6**	**95.5**	**78.4**
Operating profit margin	22%	25%	23%
Profit for the year	**39.9**	**48.6**	**35.1**

Revenue

Interxion benefits from a business model that has a high proportion of recurring revenue: of the year's €421.8 million total revenue, €400.0 million (95%), was recurring. This compares with €386.6 million in revenue for 2015, of which €365.2 million, (94%), was recurring. The percentage of non-recurring revenue was driven by a continuing strong number of customer installations during the year, particularly in Germany, France, The Netherlands and Austria. In our Big4 segment – France, Germany, The Netherlands and the UK – €256.0 million (95%), of €269.8 million total revenue was recurring, compared with €232.6 million (94%) of €246.9 million total revenue in 2015. Recurring revenue in the Big4 segment grew 12% on a constant-currency basis.

In our Rest of Europe segment, €144.0 million (95%) of €152.0 million total revenue was recurring, compared with €132.6 million (95%) of €139.6 million total revenue in 2015. Recurring revenue in the Rest of Europe segment grew 9% on a constant-currency basis.

There were strong contributions in revenue growth from Germany, France and The Netherlands from the Big4, and from Austria and Sweden, from the Rest of Europe.

www.interxion.com / 15

FINANCIAL REVIEW CONSISTENT GROWTH ACROSS OUR SEGMENTS Total revenue (€ m); segment % of total revenue (%) 2016 BIG 4: 64% ROE: 36% 421.8 2015 BIG 4: 64% ROE: 36% 386.6 2014 BIG 4: 63% ROE: 37% 340.6 Other income Other income represents income that we do not consider to be part of our core business. It includes items such as transaction break-fee income (nil; 2015: € 20.9 million), income from the subleases on unused data centre sites (€ 0.1 million; 2015: € 0.4 million) and decreases in the provision for site restoration (€ 0.2m; 2015: nil). Cost of sales Cost of sales increased by 7% in 2016, to € 162.6 million (2015: € 151.6 million). Interxion’s business model not only results in a high percentage of recurring revenue, but also delivers significant operating benefits: once data centres are in operation, the underlying fixed cost-base contributes to operating leverage. Conversely, newly opened data centres generate comparatively higher non-recurring installation revenues at a relatively higher cost of sales, combined with nearly full operating costs at lower utilisation levels. After experiencing a clear “expansion drag” in 2014 and subsequent recovery in 2015, the gross margin percentage increased to 61.5% (2015: 60.8%). The underlying inherent operating leverage of the business model remains intact. Sales and marketing costs Sales and marketing costs increased by 6%, to € 29.9 million (2015: € 28.2 million), maintaining a stable percentage (7%) of revenue. The marketing department organisation continues to develop its expertise to support our strategy of developing Communities of Interest around our target customers. We believe these Communities of Interest will continue to result in a high-quality customer base that benefits and grows from the businesses that our platform customers attract to our data centres. Communities of Interest enable our customers to create value within our data centres leading to better customer satisfaction, lower churn and attractive investment returns. General and administrative costs General and administrative costs increased by 3% in 2016, to € 137.0 million (2015: € 132.5 million), and amounted to 32% of revenue (2015: 34%). The higher costs were primarily the result of an € 11.6 million increase, to € 89.8 million (2015: € 78.2 million), in depreciation and amortisation, partially offset by a € 9.4 million decrease in one-off M&A transaction costs (2015: € 11.8 million). The higher depreciation and amortisation costs were consistent with the Company’s year-on-year increase in equipped data centre space. Adjusted EBITDA Adjusted EBITDA increased 11% during the year to € 190.9 million (2015: € 171.3 million). Adjusted EBITDA margin expanded by 100 basis points, to 45.3% (2015: 44.3%). Adjusted EBITDA in the Big4 countries – France, Germany, The Netherlands and the UK – totalled € 148.2 million (2015: € 134.3 million), a 54.9% margin (2015: 54.4%). The increase in the Big4 Adjusted EBITDA margin was the result of improved operating leverage, relatively stable property costs and decreased G&A personnel costs, partly offset by higher maintenance costs. Adjusted EBITDA in the Rest of Europe totalled € 88.2 million (2015: € 78.9 million), at a 58.0% margin (2015: 56.5%). Growth in Adjusted EBITDA and Adjusted EBITDA margin was particularly strong in Sweden, Ireland and Denmark. The operating leverage in the Company’s business model and cost control is manifested in its Adjusted EBITDA results, which grew faster than recurring revenue and resulted in stable-to-expanding margins. Over the period 2014–2016, Interxion’s recurring revenue increased by 25%, while Adjusted EBITDA grew by 30%. During this period, Adjusted EBITDA margin expanded by 230 basis points, from 43.0% in 2014 to 45.3% in 2016 (2015: 44.3%). The drivers behind this performance can be understood by looking at the trends in the nature of the operating costs. Data centre installation and energy costs generally correlated directly to the growth in revenue, whereas property and other general and administrative costs generally grew at a slower pace. In 2016, the Company employed an average of 574 full-time equivalent employees, compared with 515 in 2015. We expect this number to increase in 2017, in line with new data centre capacity becoming available and with our desire to fulfil our customers’ requirements. Operating income Operating income decreased by 3%, to € 92.6 million in 2016 (2015: € 95.5 million), primarily as a result of the impact of a one-off M&A-related break-fee income, net of cost, of € 9.1 million in 2015, offsetting the increased scale of the business in 2016.

FINANCIAL REVIEW

Net finance expense

Net finance expense increased to €36.3 million (2015: €29.0 million), as a result of the impact of the bond tap issued in April 2016, additional mortgage financing, the net impact of the profit realised on the sale of a financial asset in 2015, and of foreign exchange losses, partly offset by the impact of adjusting our finance lease liability in Paris.

Income tax expense

Income tax expense decreased by 8% in 2016 to €16.5 million (2015: €17.9 million). Our effective tax rate increased from 27% in 2015 to 29% in 2016. The 2016 effective tax rate was affected by the impact of non-deductible share-based payments, partly offset by the revaluation of deferred tax balances in the UK and France (due to decreases in future local tax rates) and the application of tax deductible investment allowances.

Net income

Net income decreased to €39.9 million (2015: €48.6 million), primarily as a result of the positive net impact of M&A transaction costs and break-fee income in 2015. The net income margin decreased to 9.5% in 2016 (2015: 12.6%). Net income, adjusted for M&A transaction costs and break-fee income of €9.1 million, profit on the sale of a financial asset, capitalised interest, and other items, decreased by 4% to €36.6 million. Adjusted net profit margin decreased by 110 bps to 8.7%. Net income in 2016 was positively affected by €2.7 million of one-off items. These items were a €1.4 million adjustment of a finance lease liability in Paris, a €0.8 million release of a general tax accrual, a €0.3 million additional profit on the sale of our iStream shares, and a €0.2 million release of a site restoration provision.

Earnings per share

Diluted earnings per share (EPS) decreased to €0.56 per share in 2016 (2015: €0.69), principally as a result of the net impact of M&A break-fee income net of costs occurred in 2015, partly offset by improved operational results in 2016.

BALANCE SHEET HIGHLIGHTS

(€ millions)	2016	2015	2014
PP&E and intangible assets	1,184.7	1,022.3	914.2
Cash and cash equivalents	115.9	53.7	94.6
Other current and non-current assets	182.1	176.1	164.3
Total assets	**1,482.7**	**1,252.1**	**1,173.1**
Borrowings	735.5	555.8	561.6
Other current and non-current liabilities	198.4	188.9	175.4
Total liabilities	**933.9**	**744.7**	**737.0**
Shareholders' equity	**548.8**	**507.4**	**436.1**
Total liabilities and shareholders' equity	1,482.7	**1,252.1**	**1,173.1**

NET INCOME HIGHLIGHTS

(€ millions)	2016	2015	2014
Net profit - as reported	**39.9**	**48.6**	**35.1**
Add back			
+ Refinancing charges	–	–	0.6
+ M&A transaction costs	2.4	11.8	0.3
	2.4	11.8	0.9
Reverse			
– Adjustments to onerous lease	–	(0.2)	–
– Interest Capitalised	(3.5)	(2.6)	(0.8)
– M&A transaction break fee income	–	(20.9)	(3.6)
– Profit on sale of financial asset	(0.3)	(2.3)	–
– Adjustments to site restoration	(0.2)	–	–
– Adjustment of financial lease obligation	(1.4)	–	–
– Deferred tax asset adjustment	(0.8)	–	–
	(6.1)	(26.0)	(4.4)
Tax effect of above add backs & reversals	0.4	3.5	0.9
Adjusted net income	**36.6**	**37.9**	**32.5**
Reported Basic EPS: (€)	0.57	0.70	0.51
Reported Diluted EPS: (€)	0.56	0.69	0.50
Adjusted Basic EPS: (€)	0.52	0.55	0.47
Adjusted Diluted EPS: (€)	0.51	0.54	0.46

Balance sheet

The Company maintained a strong and well capitalised balance sheet at financial year-end 2016, with growing assets, declining costs of capital, and increasing shareholders' equity.

During 2016, we invested €250.9 million in capital expenditure of which €228.8 million was for discretionary expansion and upgrade projects. We opened four new data centres and expanded five others, and increased equipped space by 9,600 square metres. Net of depreciation, this resulted in a €156.9 million increase in property, plant and equipment. At 31 December 2016, the total book value of the Company's property, plant and equipment was €1,156.0 million.

Intangible assets, which primarily represent power-grid rights and software development expenditure, increased on a net basis by €5.5 million to end the year at €28.7 million.

The Company's deferred tax assets represent tax loss carry-forwards and temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts for taxation purposes. At 31 December 2016, the balance of these deferred tax assets was €20.4 million. Cash and cash equivalents increased to €115.9 million at year-end 2016 (year-end 2015: €53.7 million), primarily as a result of the bond tap, additional mortgage financing and cash generated from operations, partly offset by capital expenditure.

www.interxion.com / 17

FINANCIAL REVIEW

Other current and non-current assets increased by 3% to €182.0 million. This amount comprises:

- trade and other current assets (€147.8 million). The Company's contracts typically require that, with the exception of metered power usage, which is invoiced in arrears, monthly recurring fees are invoiced quarterly in advance. Total trade payables and other liabilities increased 5% to €183.1 million (2015: €174.7 million). Of this, 94%, or €171.4 million (2015: €162.6 million), were current liabilities. Other liabilities included deferred revenue, customer deposits, tax and social security liabilities, and accrued expenses;
- deferred tax assets decreased by 12% to €20.4 million, mainly as a result of realising available tax losses;
- other investments (€1.9 million), represent a convertible loan to Icolo Ltd.
- other non-current assets increased by 7% to €11.9 million. These assets include prepaid expenses, collaterised cash and customer deposits.

Borrowings at year-end 2016 increased to €735.5 million (2015: €555.8 million), which was primarily the effect of the €150.0 million bond tap, the new mortgage on our Vienna property (€14.6 million) and the new finance lease liability in Amsterdam (€18.2 million), partly offset by regular mortgage repayments.

The €100.0 million revolving credit facility remained undrawn during the year and as at 31 December 2016.

Interxion continued to be in full compliance with its debt covenants. Our net debt leverage ratio at year-end 2016 was 3.3 compared with a covenant requirement of less than 4.0.

The Company had no significant near-term debt maturities: 93% of its debt matures in 2020 or beyond. The €625 million 6.00% Senior Secured Notes will mature in July 2020.

Shareholders' equity increased by €41.4 million in 2016 to €548.8 million, primarily as a result of retained net income in 2016 and unfavourable foreign currency translation differences, leading to a total comprehensive income of €28.9 million, and €12.3 million relating to new shares issued in respect of share -based payments and share options exercised.

Cash flow

During 2016, cash generated from operations was 8% higher, at €183.4 million (2015: €169.4 million), principally as a result of a higher operating profit and increased net working capital.

Reported cash interest paid in 2016 was €36.0 million (2015: €30.5 million). In accordance with IFRS, Interxion is required to capitalise interest costs during construction. During 2016 we capitalised €3.5 million of borrowing costs (2015: €2.6 million).

The related cash interest paid, reported in "purchase of property, plant and equipment", was €2.2 million (2015: €3.6 million).

CASH FLOW HIGHLIGHTS

(€ millions)	2016	2015	2014
Cash generated from operations	183.4	169.4	135.4
Net cash flows from operating activities	**139.4**	**127.1**	**104.4**
Capital expenditures, including intangible assets	(250.9)	(192.6)	(216.3)
Net cash flows used in investing activities	**(251.4)**	**(187.5)**	**(219.1)**
Net cash flows from financing activities	**173.9**	**18.2**	**167.6**
Net movement in cash and cash equivalents	**62.2**	**(41.0)**	**53.0**
Cash and cash equivalents at the end of the year	**115.9**	**53.7**	**94.6**

STRONG CASH GENERATION
Cash generated from operations (€m)


2016
183.4
2015
169.4
2014
134.5

Net cash flow from operating activities increased by 10% to €139.4 million (2015: €127.1 million). This increase is affected by decreased cash outflow from income taxes, to €8.1 million (2015: €11.9 million).

Net cash flow from investing activities increased by 34%, to €251.4 million (2015: €187.5 million). Capital expenditure for 2016, which included the purchase of property, plant and equipment, plus the purchase of intangible assets, totalled €250.9 million. These investments were financed through the cash generated from operations and incremental financing. Of this total capital expenditure, €228.8 million was invested in expansion and upgrade projects to fuel future growth.

Net cash flow from financing activities was €174.0 million (2015: €18.2 million). In 2016, we acquired an additional €155.3 million in net proceeds from the €150.0 million bond tap, at a premium of €104.5, and secured a €14.6 million mortgage on our Vienna property. As a result, the combined net effective interest rate improved to approximately 5.8 per cent.

Scheduled repayments for our mortgages amounted to €4.0 million in 2016. The Company also received €6.3 million from the exercise of stock options. While the Company does not currently hedge its foreign exchange exposure, exchange rates had a small positive impact on cash balances during the year. In 2016, the Company's cash and cash equivalents increased by €62.2 million – from €53.7 million at the beginning of the year to €115.9 million at the year-end.

18 / www.interxion.com

FINANCIAL REVIEW CAPITAL EXPENDITURE Capital expenditure, including intangibles (€ m) 2016 228.8 22.1 250.9 2015 175.7 16.9 192.6 2014 198.7 17.6 216.3 Significant risks and uncertainties PAR7 operating permit On 15 October 2015 a French administrative court ruled that local authorities had failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data centre could have on local residents and annulled the permit we had previously received on 13 December 2013. We appealed against this ruling and submitted an application for a new permit, which we obtained from the Seine-St-Denis authorities in October 2016. Events subsequent to the balance sheet date Vancis acquisition On 7 November 2016 the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V., and on 23 February 2017, signed an agreement to purchase 100% of the shares of Vancis B.V. (“Vancis”). Vancis operates colocation services from a data centre in Amsterdam, with a satellite facility in Almere, The Netherlands. Total consideration comprises approximately € 78.0 million of cash paid immediately on completion. Due to the timing of the closing of the acquisition the initial accounting for the business combination has not yet been finalised since Interxion is in the process of evaluating the fair value of the net assets acquired. As such not all relevant disclosures are available. The Company expects the purchase price allocation work will be substantially completed before issuing its Q1 2017 interim financial statements. Senior secured revolving facility On 9 March 2017 we entered into a € 75.0 million senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee. The New Facility has an initial maturity date of 12 months from the date of its inception, with the Company having the option to extend the maturity date by a further six-month period. The New Facility initially bears interest at an annual rate equal to EURIBOR, plus a margin of 2.25% per annum, subject to a margin ratchet pursuant to which the margin may be increased to a maximum of 3.25% per annum if the facility is extended by up to an additional six months after its initial maturity date.

REPORT OF THE BOARD OF DIRECTORS 20    /    www.interxion.com

REPORT OF THE BOARD OF DIRECTORS STRUCTURE InterXion Holding N.V. (the “Company”) is a public limited liability company incorporated under the laws of The Netherlands and is the direct or indirect parent company of all companies that form the Interxion group of companies (the “Group”). Our corporate seat is in Amsterdam, The Netherlands. Our principal office is at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Company was incorporated on 6 April 1998 as European Telecom Exchange B.V. and was renamed InterXion Holding B.V. on 12 June 1998. The Company is registered with the Dutch Chamber of Commerce under number 33301892. On 11 January 2000 the Company was converted into a Naamloze Vennootschap. Since 28 January 2011, the Company’s shares have been listed on the New York Stock Exchange (“NYSE”). The Company has one class of shares, of which 70,602,543 had been issued and paid-up as of 31 December 2016. Of these shares, 20,375,252 were issued in 2011 as part of the Company’s its initial public offering. Board of Directors Board powers and function The Company has a one-tier management structure with one Board of Directors, which currently consist of one Executive Director and four Non-executive Directors. The Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our Articles of Association. In all its dealings, the Board shall be guided by the interests of our Group as a whole, including our shareholders and other stakeholders. The Board has the final responsibility for the management, direction and performance of the Company and the Group. Our Executive Director is responsible for the day-today management of the Company. Our Non-executive Directors supervise the Executive Director and our general affairs, and provide general advice to the Executive Director. Our Chief Executive Officer (“CEO”), the Executive Director, is the general manager of our business, subject to the control of the Board, and is entrusted with all the Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of the Board. Matters expressly delegated to our CEO are validly resolved on by our CEO and no further resolutions, approvals or other involvement of the Board is required. The Board may also delegate authorities to its committees. On any such delegation, the Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties. Moreover, its members remain accountable for the actions and decision of the Board and have ultimate responsibility for the Company’s management and external reporting. The Board’s members are accountable to the shareholders of the Company at its Annual General Meeting. Board meetings and decisions All resolutions of the Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorise another member of the Board to represent him/ her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote. The Board meets as often as it deems necessary or appropriate, or on the request of any of its members. During 2016, the Board met nine times. The Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by the Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-executive Directors. The Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. The Board appoints, and is assisted by, a Corporate Secretary, who may be a member of the Board or of Senior Management. Composition of the Board The Board consists of a minimum of one Executive Director and a minimum of three Non-executive Directors, provided that it comprises a maximum of seven members. The number of Executive Directors and Non-executive Directors is determined by our General Meeting, with the proviso that the majority of the Board must comprise Non-executive Directors. Only natural persons can be Non-executive Directors. The Executive Directors and Non-executive Directors are appointed by our General Meeting, provided that the Board is classified, with respect to the term for which each member of the Board will severally be appointed and serve as a member of the Board, into three classes that are as nearly equal in number as is reasonably possible. Our Directors are appointed for a period of three years. The Class I Directors serve for a term that expires at the Annual General Meeting to be held in 2017; the Class II Directors serve for a term that expires at the Annual General Meeting to be held in 2018; and the Class III Directors are serving for a term that expires at the Annual General Meeting to be held in 2019. At each Annual General Meeting, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third Annual General Meeting www.interxion.com    /    21

REPORT OF THE BOARD OF DIRECTORS following their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred. The Board has nomination rights with respect to the appointment of a Director. Any nomination by the Board may consist of one or more candidates for any vacant seat. If a nomination consists of two or more candidates, it is binding: the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates, and will be effected through election. Notwithstanding the foregoing, our General Meeting may, at all times, by a resolution passed with a two-thirds majority of the votes cast that represent more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. The majority of our Directors are independent as required by the NYSE Manual. Our Non-executive Directors are all independent. Directors may be suspended or dismissed at any time by our General Meeting. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided that the majority represents more than half of our issued and outstanding share capital. In addition, Executive Directors may be suspended by the Board. On 1 January 2013 the Act on Management and Supervision became effective. Until 31 December 2015 this Act contained the consideration that a board is well balanced if it consists of at least 30% women and 30% men. As the Dutch Government has expressed the intention to reintroduce this consideration in this Act, the Company will continue to report on this topic. “Large” companies must take this into account: on appointment and, where applicable, recommendation for nomination or nomination for appointment of Directors; and when drawing up the profile for the size and composition the Board. A company is considered “large” if, on two consecutive balance sheet dates, at least two of the following three criteria are met: the value of the company’s assets according to its balance sheet, based on the acquisition and manufacturing price, exceeds € 20,000,000; the net turnover exceeds € 40,000,000; and the average number of employees is at least 250. The Company is committed to making an effort to increase the number of women on its Board of Directors, which it will primarily do by focusing on female candidates for Director positions. The main focus of the Company will continue to be on ensuring that those persons best qualified for a position on the Board of Directors are nominated, irrespective of their gender. Directors Name Age Gender Nationality Position Term Expiration Jean F.H.P. Mandeville 57 Male Belgian Chairman and Non-executive Director 2019 David C. Ruberg 71 Male American President, 2019 Chief Executive Officer Vice-Chairman and Executive Director Frank Esser 58 Male German Non-executive Director 2017 Mark Heraghty 53 Male Irish Non-executive Director 2017 Rob Ruijter 65 Male Dutch Non-executive Director 2018 22    /    www.interxion.com

REPORT OF THE BOARD OF DIRECTORS Jean F.H.P. Mandeville Chairman and Non-executive Director Mr. Mandeville was appointed to our Board of Directors in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of the Board. From October 2008 to December 2010, he served as Chief Financial Officer and Board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985. David Ruberg, President Chief Executive Officer, Vice-Chairman and Executive Director Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. He served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until its conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, where he contributed to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan. Frank Esser Non-executive Director Mr. Esser was appointed to our Board of Directors in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Dalensys S.A. and Swisscom AG. Until September 2016 he also served on the board of AVG N.V. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from Cologne University. Mark Heraghty Non-executive Director Mr. Heraghty was appointed to our Board of Directors in June 2014. His most recent executive role was as Managing Director of Virgin Media Business. In December 2016 he was appointed as Non-Executive Chairman of John Henry Group Ltd. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses, which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA from Warwick University (1992). Rob Ruijter Non-executive director Mr. Ruijter was appointed to our Board of Directors in November 2014. He was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004, and Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company), between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components), and in 2013 as the interim CEO of Vion Food Group N.V. Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a piping manufacturer). He is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as the Chairman of the Supervisory Board of Delta Lloyd N.V. and as a member of the Remuneration Committee, the Audit Committee, the Compensation Committee and Risk Committee. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and is a member of the ACT in the UK. www.interxion.com / 23

REPORT OF THE BOARD OF DIRECTORS DIRECTORS’ INSURANCE AND INDEMNIFICATION In order to attract and retain qualified and talented persons to serve as members of the Board or of our Senior Management, we currently provide such persons with protection through a directors’ and officers’ insurance policy, and expect to continue to do so. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities. Under our Articles of Association, we are required to indemnify each current and former member of the Board who was or is involved in that capacity as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), wilful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of the Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemniflcation is against public policy as expressed in the Securities Act and is therefore unenforceable. Board committees The Board has established an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee evaluates its performance annually to determine whether it is functioning effectively. Audit Committee Our Audit Committee consists of three independent Directors, Rob Ruijter (Chair), Frank Esser and Mark Heraghty. The Audit Committee is independent as defined under and required by rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“rule 10A-3”) and the NYSE Manual. The Audit Committee is responsible for the appointment (subject to Board and shareholders’ approval) of independent registered public accounting firm KPMG Accountants N.V. as our statutory auditors, for its compensation and retention, and for oversight of its work. In addition, the Audit Committee’s approval is required before we enter into any related-party transaction. It is also responsible for “whistleblowing” procedures, certain other compliance matters, and the evaluation of the Company’s policies with respect to risk assessment and risk management. The Audit Committee met four times during 2016. Most of its time was dedicated to reviewing, with management and with the independent auditor, the unaudited quarterly interim reports and the audited annual Dutch statutory financial statements as well as the 20-F2. This included reviewing the effectiveness of the internal controls and of the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), and overseeing the Company’s compliance with its legal and regulatory requirements. Compensation Committee Our Compensation Committee consists of three independent Directors, Mark Heraghty (Chair), Rob Ruijter and Frank Esser. Among other things, the Compensation Committee reviews, and makes recommendations to the Board regarding the compensation and benefits of our CEO and the Board. The committee also administers the issue of shares and stock options and other awards under our equity incentive plan, and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The Compensation Committee met twice during 2016, with a focus on approving the 2015 Senior Management bonus pay-out, reviewing the long-term compensation philosophy of the Company, and reviewing and approving the Company’s share and option grants and reviewing and approving Senior Management’s short-term and long-term compensation. Nominating Committee Our Nominating Committee consists of three independent Directors, Frank Esser (Chair), Jean Mandeville and Mark Heraghty. The Nominating Committee is responsible for, among other things, developing and recommending our corporate governance guidelines to our Board, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next Annual Meeting of Shareholders, and selecting Director candidates to fill any vacancies on the Board. The Nominating Committee met once during 2016. The main focus of this meeting was to discuss the nomination of a Non-executive Director and of the Executive Director. General meetings of shareholders and voting rights Our Annual General Meeting must be held within six months of the end of the previous financial year. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. The notice convening the Annual General Meeting, together with the agenda for the meeting, shall be sent to the addresses of the shareholders shown in the register of shareholders. An extraordinary General Meeting may be convened whenever the Board or CEO deem it necessary. In addition, shareholders and/or persons having the rights conferred by the laws of The Netherlands on holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital, may request the Board 2. The Company, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law. 24 / www.interxion.com

REPORT OF THE BOARD OF DIRECTORS to convene a General Meeting, specifically stating the business to be discussed. If the Board has not given proper notice of a General Meeting within the four weeks following receipt of the request, the applicants shall be authorised to convene a meeting themselves. Each of the shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him or her, to exercise his or her voting rights in accordance with our Articles. The voting rights attached to any shares, or shares for which depositary receipts have been issued, are suspended as long as they are held in treasury. At the Annual General Meeting the following items are discussed and/or approved as a minimum: the adoption of the annual accounts; ? the appointment of the auditor to audit the annual accounts; ? the discharge of the Directors from certain liabilities; ? the appointment of Directors; and ? the allocation of pro?ts. The Board of Directors requires the approval of the General Meeting for resolutions of the Board that entail a signi?cant change in the identity or character of the Company or the business connected with it, which signi?cant changes in any case include: ? the transfer of (nearly) the entire business of the Company to a third party; ? the entering into or termination of a long-term co-operation of the Company or one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major signi?cance for the Company; and ? the acquisition or disposal by the Company or by one of its subsidiaries of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual accounts of the Company. Shareholders holding at least 3% of our issued share capital may submit agenda proposals for the General Meeting, provided we receive such proposals no later than 60 days before the date of the General Meeting. Pursuant to the provisions in our Articles of Association, the General Meeting may only on a proposal of the Board resolve to amend the Company’s Articles of Association, change the Company’s corporate form, enter into a Dutch statutory (de) merger or dissolve and liquidate the Company. In addition, these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital. Anti-takeover measures The Company has no anti-takeover measures in place. Although we do not envisage adopting any speci?c anti-takeover measures, the Board of Directors, pursuant to the Articles of Association as adopted by the General Meeting on 26 January 2011 and as amended by the General Meeting on 20 January 2012, was designated for a period of ?ve years, which terminated on 28 January 2016, as the corporate body of the Company authorised to issue shares and grant rights to subscribe for shares up to the amount of our authorised share capital with the power to limit or exclude the rights of pre-emption thereto. On 28 June 2016, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on 28 December 2017, as the corporate body of the Company authorised to issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution. Issue of shares The General Meeting is authorised to decide on the issue of new shares or to designate another body of the Company to issue shares for a ?xed period of a maximum of ?ve years. On such designation, the number of shares that may be issued must be speci?ed. The designation may be extended for a period not exceeding ?ve years. A resolution of the General Meeting to issue shares or to designate another body of the Company as the competent body to issue shares can only be adopted at the proposal of the Board. The General Meeting designated the Board as the body of the Company authorised to issue shares with the power to limit or exclude the rights of pre-emption relating thereto for a period that ended on 28 January 2016. On 28 June 2016, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on 28 December 2017, as the corporate body of the Company authorised to, (i) issue shares or grant rights to subscribe for up to 3,501,301 shares without pre-emption rights accruing to the shareholders for the purpose of the Company’s employee incentive schemes, and in addition to (ii) issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution, in order to enable the Company to be sufficiently flexible in relation to its funding requirements. www.interxion.com / 25

REPORT OF THE BOARD OF DIRECTORS Acquisition by the Company of shares in its issued capital The Company may acquire shares in its issued capital only if all the following requirements are met: 1. the distributable equity of the Company must be at least equal to the purchase price; 2. the aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and 3. the Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than 18 months and the General Meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorisation is not required insofar as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees. Compensation Process In compliance with Dutch law, the General Meeting has adopted a directors’ remuneration policy for the Board of Directors. The remuneration of Executive Directors shall be determined by the Board within the framework of this remuneration policy, which determination shall be on the basis of recommendations made by the Board’s Compensation Committee. The remuneration of our Non-executive Directors shall be determined by the General Meeting based on a proposal of the Board. Policy goal The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market, and to align the remuneration of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly. Our Executive Director has a management agreement that terminates on 30 June 2019. 26 / www.interxion.com Compensation The annual cash compensation to our Executive Director for the year ended 31 December 2016, was € 590,000 and consisted of annual base salary of € 550,000 and allowances of € 40,000. Our Executive Director is eligible for an annual cash incentive, which is set at an on-target cash incentive percentage of 100% of his annual base salary. Over 2016 he earned € 597,000 for achievements during that year. In 2016, performance shares were awarded to the Executive Director (see note 22). On termination, the Executive Director is entitled to a contractually agreed compensation equal to 12 months’ base salary. The annual compensation to our Non-executive Directors for the year ended 31 December 2016 was € 40,000. In addition, the Chairman of the Board received € 50,000 gross per annum. Each Non-executive Director who was member of the Company’s Audit Committee received an additional € 20,000 gross per annum, and the Chairman of the Company’s Audit Committee received a further € 10,000 gross per annum. Each Non-executive Director who was a member of the Company’s Compensation Committee received an additional € 5,000 gross per annum, and the Chairman of the Company’s Compensation Committee received a further € 5,000 gross per annum. No other cash incentives were paid to our Non-executive Directors. An overview of the annual compensation of our Non-executive Directors is disclosed in note 26. In 2014 each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2014 General Meeting. For each Non-executive Director who served for the entire period from the day of the 2014 General Meeting to the day of the 2015 General Meeting, these restricted shares vested at the General Meeting held at 30 June 2015. All these restricted shares will be locked-up for a period that ends three years after the date of the award (with the exception of a cash settlement to cover taxes due), or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner. In 2015, each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2015 Annual General Meeting. For each Non-executive Director who served for the entire period from the day of the 2015 General Meeting to the day of the 2016 General Meeting these restricted shares vested at the General Meeting held at 24 June 2016. All these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner. In 2016, each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2016 Annual General Meeting. For each Non-executive Director all these restricted shares vest on the day of the next Annual General Meeting, subject to such Non-executive Director / www.interxion.com

REPORT OF THE BOARD OF DIRECTORS    having served the entire period. All these restricted shares will be locked-up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due), or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner. The Company does not contribute to any pension scheme for its Directors. None of the Non-executive Directors is entitled to any contractually agreed benefit on termination. Shares beneficially owned In the table below, beneficial ownership includes any shares over which a person exercises sole voting and/or investment power. Shares subject to options and/or restricted shares exercisable, as at 31 December 2016, are deemed outstanding and have therefore been included in the number of shares beneficially owned. Directors Shares beneficially owned as at 31 December 2016 David Ruberg 1,197,556 Jean F.H.P. Mandeville 10,084 Frank Esser 3,611 Mark Heraghty 3,611 Rob Ruijter 3,611 Risk management Risk management and the internal control structure The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission Enterprise Risk Management Framework (2013), make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations. The risk management and internal control structure have been designed to meet the Sarbanes-Oxley 404 requirements, as mandatory under SEC listing requirements. Risk management approach The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board, in which they are supported by the corporate departments. Compliance to standards and policies is discussed regularly    between subsidiary management and representatives of the Board, and is subject to review by corporate departments. Internal audit function In 2016, no formal internal audit function was in place. Financial instruments For the Company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 21 of the financial statements, as included in this annual report. Code of conduct Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all our stakeholders. All transactions, in which there are conflicts of interest with one or more Directors, shall be agreed on terms that are customary in the sector concerned. Such transactions must be published in the annual report, together with a statement of the conflict of interest and a declaration that the relevant best practice provisions of the Dutch Corporate Governance Code have been complied with. A director may not take part in any discussion or decision making with regard to topics where such director is conflicted. Risk factors Risks related to our business We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason. ? Our inability to utilise the capacity of newly planned or acquired data centres and data centre expansions in line with our business plan would have a material adverse effect on our business, ?nancial condition and results of operations. ? If we are unable to expand our existing data centres, or locate and secure suitable sites for additional data centres on commercially acceptable terms, our ability to grow our business may be limited. ? Failure to renew or maintain real estate leases for our existing data centres on commercially acceptable terms, or at all, could harm our business. ? Our leases may obligate us to make payments beyond our use of the property. ? We may experience unforeseen delays and expenses when ?tting out and upgrading data centres, and the costs could be greater than anticipated. www.interxion.com    /    27

REPORT OF THE BOARD OF DIRECTORS

- We may incur non-cash impairment charges to our assets, in particular to our property, plant and equipment, which could result in a reduction in our earnings.
- We face significant competition and we may not be able to compete successfully against current and future competitors.
- Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.
- Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.
- A general lack of electrical power resources sufficient to meet our customers' demands may impair our ability to utilise fully the available space at our existing data centres or our plans to open new data centres.
- A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.
- Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.
- Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.
- We are dependent on third-party suppliers for equipment, technology and other services.
- We depend on the on-going service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.
- Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues, and harm our business reputation and financial results.
- Our insurance may not be adequate to cover all losses.
- Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.
- We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centres and our Information technology systems. We may also be subject to information technology systems failures, network disruptions and breaches of data security, which could have an adverse effect on our reputation and a material adverse impact on our business.
- We face risks relating to foreign currency exchange rate fluctuations.
- The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we cannot currently predict.
- Political uncertainty may impact economic conditions which could adversely affect our liquidity and financial condition.
- The United Kingdom invoking the process to withdraw from the European Union could have a negative effect on global economic conditions, financial markets and our business, which could adversely affect our results of operations.
- Acquisitions, business combinations and other transactions present many risks, and we may not realise the financial or strategic goals that were contemplated at the time of any transaction, and such transactions may alter our financial or strategic goals.
- We focus on the development of Communities of Interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these Communities of Interest could harm our business and operating results.
- Consolidation may have a negative impact on our business model.
- Our operations are highly dependent on the proper functioning of our information technology systems, which we are in the process of upgrading. The failure or unavailability of these systems during or after the upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.
- Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.
- We require a significant amount of cash to service our debt, which may limit available cash to fund working capital and capital expenditure. Our ability to generate sufficient cash depends on many factors beyond our control.
- We may need to refinance our outstanding debt.
- We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Risks related to our industry

- The European data centre industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data centre capacity and/or a general decrease in demand for data centre services could have an adverse impact on industry pricing and profit margins.
- If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

28 / www.interxion.com

REPORT OF THE BOARD OF DIRECTORS ? Terrorist activity throughout the world, and military action to counter terrorism, could have an adverse impact on our business. ? Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centres. ? We may be subject to reputational damage and legal action, in connection with information disseminated by our customers. Risks related to regulation ? Laws and government regulations that govern Internet-related services, related communication services and information technology and electronic commerce across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business. ? We, and the industry in which we operate, are subject to environmental, and health and safety laws and regulations, and may be subject to more stringent ef?ciency, environmental, and health and safety laws and regulations in the future, including in respect of energy consumption and greenhouse gas emissions. ? Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our ?nancial position. ? Laws and government regulations governing the licences or permits we need across the European countries in which we operate may change, which could adversely affect our business. Risks related to our ordinary shares ? The market price for our shares may continue to be volatile. ? A substantial portion of our total outstanding shares may be sold into the market at any time. Such future sales or issues, or perceived future sales or issues, could adversely affect the price of our shares. ? You may not be able to exercise pre-emptive rights. ? We may need additional capital and may sell additional shares or other equity securities, or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations. ? We have never paid, do not currently intend to pay, and may not be able to pay any dividends on our shares. ? Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and shareholder rights under Dutch law may not be as clearly established as they are under the laws of some U.S. jurisdictions. ? We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home-country governance practices rather than the corporate governance requirements of the New York Stock exchange. ? You may be unable to enforce judgements obtained in US courts against us. ? We incur increased costs as a result of being a public company. ? If our internal controls over ?nancial reporting are found to be ineffective, our ?nancial results or our stock price may be adversely affected. Controls and procedures Management’s report on internal control over ?nancial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditure of Company assets are made in accordance with management authorisation; and providing reasonable assurance that unauthorised acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2016, based on criteria established in the ”Internal Control Integrated Framework (2013)“ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Under the supervision, and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedure (as defined in rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as www.interxion.com    /    29

REPORT OF THE BOARD OF DIRECTORS of 31 December 2016. Based on the evaluation, the CEO and CFO, concluded that as of 31 December 2016, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and to ensure that material information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Management’s report is subject to attestation by the Company’s independent registered public accounting firm. Our consolidated financial statements as of 31 December 2016, 2015 and 2014 have been audited by KPMG Accountants N.V., as an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting, included in the 2016 annual report on Form 20-F. Changes in internal controls and procedures over financial reporting Enhancements have been made during the period. There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Dutch Corporate Governance Code In addition to the “Structure” section of this report on page 21, a further description of our corporate governance is below. Since our initial public offering on 28 January 2011, we have been required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code (the Code) became effective on 1 January 2009 and applies to all Dutch companies listed in a government-recognised Stock Exchange, whether in The Netherlands or elsewhere. Because the Company is listed on the New York Stock Exchange (NYSE) it is also required to comply with the US Sarbanes-Oxley Act of 2002, as well as with NYSE listing rules, and the rules and regulations promulgated by the US Securities and Exchange Commission (SEC). The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl). The Code is based on a “comply or explain” principle. Material changes in the corporate governance structure of the Company, and in its compliance with the Code, will be discussed at the Annual General Meeting as a separate agenda item. The discussion below summarises the deviations from the best practice provisions of the Code. Best practice provision II.2.4 states among others that if options are granted, they shall, in any event, not be exercised in the first three years following the date of granting. The Company has granted options to some of its Directors, which vest starting within three years of the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as Director. Best practice provision II.2.5 states that shares granted without financial consideration shall be retained for a period of five years or the end of employment if this period is shorter. The Company is operating a long-term incentive plan whereby the beneficiary of the shares can currently, (i) start trading 25% of the shares after the first, second, third and fourth anniversary, (ii) (in case of performance shares) start trading 50% of the shares after the first year, and 25% after the second and third anniversary, or (iii) (in case of shares awarded to Non-executive Directors) trade all shares after the fourth anniversary. Best practice provision II.2.6 states that the option price may not be fixed at a level lower than a verifiable price, or a verifiable price average, in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days before and including the day on which the option is granted. On 29 June 2011 Mr. Mandeville was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of USD13.00 per share, while the shares on that day traded at USD14.74. In accordance with the decision of the Annual General Meeting held on 29 June 2011, Non-executive Directors who were not afflliated with a shareholder of the Company at the time they became a Non-executive Director were entitled to receive a one-time grant of 15,000 options to acquire shares in the capital of the Company at an exercise price equal to the price per share on the date such person became a Non-executive Director. Mr. Mandeville joined the Board on 26 January 2011 and the Company considers that on that day USD13.00 was fair value per share. Best practice provision III.7.1 states that a Non-executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted shares to all, and options to some, of its Non-executive Directors as it believes this is a valuable instrument to align the interests of the Non-executive Directors concerned with those of the Company. 30    /    www.interxion.com

REPORT OF THE BOARD OF DIRECTORS Best practice provision IV.1.1 states that the General Meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non-executive Director, by an absolute majority, which may have to represent at most one-third of the issued capital. To cancel the binding nature of such a nomination, the Company’s Articles require a two-thirds majority representing more than 50% of the issued capital. Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For management’s internal control statement we refer to “Management’s report on internal control over financial reporting” on page 29. On December 8, 2016, the revised Dutch Corporate Governance Code was published. Beginning 2018, Dutch listed companies will be required to report in 2018 on compliance in the 2017 financial year on the basis of with this revised Code for the financial years ending December 31, 2017 and beyond. Outlook for 2017 For 2017, we expect revenue to range between EUR 468 and 483 million, Adjusted EBITDA to range between € 212 and € 222 million and Capital expenditure (including intangibles) to range between € 250 and € 270 million. In 2016, the Company employed an average of 574 full-time equivalent employees. We expect this number to increase in 2017, in line with new data centre capacity becoming available. The Board of Directors Amsterdam, The Netherlands, March 30, 2017 www.interxion.com    /    31

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS For the year ended 31 December Note 2016 2015 2014 (€ ’000) Revenue 5,6 421,788 386,560 340,624 Cost of sales 5,8 (162,568) (151,613) (139,075) Gross profit 259,220 234,947 201,549 Other income 5 333 21,288 271 Sales and marketing costs 5,8 (29,941) (28,217) (24,551) General and administrative costs 5,8,11 (137,010) (132,505) (98,884) Operating profit (loss) 5 92,602 95,513 78,385 Finance income 9 1,206 3,294 890 Finance expense 9 (37,475) (32,316) (28,766) Profit before taxation 56,333 66,491 50,509 Income tax expense 10 (16,450) (17,925) (15,449) Net income 39,883 48,566 35,060 Earnings per share attributable to shareholders: Basic earnings per share: (€ ) 17 0.57 0.70 0.51 Diluted earnings per share: (€ ) 17 0.56 0.69 0.50 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the year ended 31 December 2016 2015 2014 (€ ’000) Net income 39,883 48,566 35,060 Other comprehensive income Items that are, or may be, reclassified subsequently to profit or loss Foreign currency translation differences (12,713) 11,633 4,201 Effective portion of changes in fair value of cash flow hedge (45) 50 (458) Tax on items that are, or may be, reclassified subsequently to profit or loss Foreign currency translation differences 1,836 (1,218) (518) Effective portion of changes in fair value of cash flow hedge 15 (16) 151 Other comprehensive income/(loss), net of tax (10,907) 10,459 3,376 Total comprehensive income attributable to shareholders 28,976 59,025 38,436 Note: The accompanying notes form an integral part of these consolidated financial statements. www.interxion.com / 33

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	2016	2015 (€'000)	2014
			As at 31 December	
Non-current assets				
Property, plant and equipment	11	**1,156,031**	999,072	895,184
Intangible assets	12	**28,694**	23,194	18,996
Deferred tax assets	10	**20,370**	23,024	30,064
Financial asset	13	**1,942**	–	774
Other non-current assets	14	**11,914**	11,152	10,634
		1,218,951	1,056,442	955,652
Current assets				
Trade and other current assets	14	**147,821**	141,936	120,164
Short term investments	15	**–**	–	1,650
Cash and cash equivalents	15	**115,893**	53,686	94,637
		263,714	195,622	217,451
Total assets		**1,482,665**	1,252,064	1,173,103
Shareholders' equity				
Share capital	16	**7,060**	6,992	6,932
Share premium	16	**519,604**	507,296	495,109
Foreign currency translation reserve	16	**9,988**	20,865	10,440
Hedging reserve, net of tax	16	**(243)**	(213)	(247)
Accumulated profit/(deficit)	16	**12,360**	(27,523)	(76,089)
		548,769	507,417	436,145
Non-current liabilities				
Borrowings	20	**723,975**	550,812	540,530
Deferred tax liability	10	**9,628**	9,951	7,029
Provision for onerous lease contracts	19	**–**	–	1,491
Other non-current liabilities	18	**11,718**	12,049	12,211
		745,321	572,812	561,261
Current liabilities				
Trade payables and other liabilities	18	**171,399**	162,629	146,502
Income tax liabilities		**5,694**	2,738	4,690
Provision for onerous lease contracts	19	**–**	1,517	3,443
Borrowings	20	**11,482**	4,951	21,062
		188,575	171,835	175,697
Total liabilities		**933,896**	744,647	736,958
Total liabilities and shareholders' equity		**1,482,665**	1,252,064	1,173,103

Note: The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
				(€'000)			
Balance at 1 January 2016		**6,992**	**507,296**	**20,865**	**(213)**	**(27,523)**	**507,417**
Profit for the year		—	—	—	—	39,883	39,883
Hedging result, net of tax		—	—	—	(30)	—	(30)
Total other comprehensive income/(loss), net of tax		—	—	(10,877)	—	—	(10,877)
Total comprehensive income/(loss), net of tax		**—**	**—**	**(10,877)**	**(30)**	**39,883**	**28,976**
Exercise of options		48	6,284	—	—	—	6,332
Issuance of performance shares		20	(20)	—	—	—	—
Share-based payments	22	—	6,044	—	—	—	6,044
Total contribution by, and distributions to, owners of the Company		**68**	**12,308**	**—**	**—**	**—**	**12,376**
Balance at 31 December 2016		**7,060**	**519,604**	**9,988**	**(243)**	**12,360**	**548,769**
Balance at 1 January 2015		**6,932**	**495,109**	**10,440**	**(247)**	**(76,089)**	**436,145**
Profit for the year		—	—	—	—	48,566	48,566
Hedging result, net of tax		—	—	—	34	—	34
Total other comprehensive income/(loss), net of tax		—	—	10,425	—	—	10,425
Total comprehensive income/(loss), net of tax		**—**	**—**	**10,425**	**34**	**48,566**	**59,025**
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	6,518	—	—	—	6,518
Total contribution by, and distributions to, owners of the Company		**60**	**12,187**	**—**	**—**	**—**	**12,247**
Balance at 31 December 2015		**6,992**	**507,296**	**20,865**	**(213)**	**(27,523)**	**507,417**
Balance at 1 January 2014		**6,887**	**485,347**	**6,757**	**60**	**(111,149)**	**387,902**
Profit for the year		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Total other comprehensive income/(loss), net of tax		—	—	3,683	—	—	3,683
Total comprehensive income/(loss), net of tax		**—**	**—**	**3,683**	**(307)**	**35,060**	**38,436**
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments		—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company	22	**45**	**9,762**	**—**	**—**	**—**	**9,807**
Balance at 31 December 2014		**6,932**	**495,109**	**10,440**	**(247)**	**(76,089)**	**436,145**

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent's shareholders.
Note: The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	For the years ended 31 December 2016	2015 (€'000)	2014
Net income		**39,883**	48,566	35,060
Depreciation, amortisation and impairments	11, 12	**89,835**	78,229	62,177
Provision for onerous lease contracts	19	**(1,533)**	(3,532)	(4,172)
Share-based payments	22	**6,105**	6,518	6,576
Net finance expense	9	**36,269**	29,022	27,876
Income tax expense	10	**16,450**	17,925	15,449
		187,009	176,728	142,966
Movements in trade receivables and other current assets		**(11,126)**	(19,380)	(24,026)
Movements in trade payables and other liabilities		**7,505**	12,040	16,478
Cash generated from operations		**183,388**	169,388	135,418
Interest and fees paid		**(36,003)**	(30,522)	(25,166)
Interest received		**136**	152	471
Income tax paid		**(8,124)**	(11,948)	(6,305)
Net cash flow from operating activities		**139,397**	127,070	104,418
Cash flows from investing activities				
Purchase of property, plant and equipment		**(241,958)**	(186,115)	(212,938)
Financial investments - deposits		**1,139**	418	
Purchase of intangible assets		**(8,920)**	6,521	(3,339)
Loan to third parties		**(1,942)**		
Proceeds from sale of financial asset		**281**	3,063	—
Acquisition of short-term investments	15	**—**	—	(1,650)
Redemption of short-term investments	15	**—**	1,650	—
Net cash flow used in investing activities		**(251,400)**	(187,923)	(21,135)
Cash flows from financing activities				
Proceeds from exercised options		**6,332**	5,686	3,324
Proceeds from mortgages		**14,625**	14,850	9,185
Repayment of mortgages		**(4,031)**	(2,346)	(2,041)
Proceeds from revolving facility		**—**	—	30,000
Repayments of revolving facility		**—**	—	(30,000)
Proceeds Senior Secured Notes at 6%		**154,808**	—	157,878
Interest received at issuance of Additional Notes		**2,225**	—	2,600
Interest paid related to interest received at issuance of Additional Notes		**—**	—	(2,600)
Transaction costs related to senior secured facility		**—**	—	(646)
Repayment of other borrowings		**—**	—	(72)
Net cash flow from financing activities		**173,959**	18,190	167,628
Effect of exchange rate changes on cash		**251**	1,294	114
Net movement in cash and cash equivalents		**62,207**	(40,951)	53,025
Cash and cash equivalents, beginning of year		**53,686**	94,637	41,612
Cash and cash equivalents, end of year	15	**115,893**	53,686	94,637

Note: The accompanying notes form an integral part of these consolidated financial statements.

36 / www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2016 Consolidated Financial Statements

1. The Company

Interxion Holding N.V. (the "Company") is domiciled in The Netherlands. The Company's registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is a leading pan-European operator of carrier-neutral Internet data centres.

The financial statements, which were approved and authorised for issue by the Board of Directors on March 30, 2017, are subject to adoption by the General Meeting of Shareholders.

The following sections of this annual report, form the Management report within the meaning of section 2:391 of the Dutch Civil Code:

- Operational review
- Financial review
- Report of the Board of Directors

2. Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), effective as at December 31, 2016, as issued by the International Accounting Standards Board ("IASB"), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

IFRS basis of presentation

The audited consolidated financial statements as of 31 December 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2016 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to hedge transactions. The Group has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by the Group also comply with IFRS as issued by the IASB.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after 1 January 2015, for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the EU for periods ending after 1 January 2016.

- Amendments to IAS 27 Separate financial statements - Equity method in separate financial statements
- Amendments to IAS 1 Presentation of financial statements – Disclosure initiative
- Annual Improvements to IFRSs 2012–2014 Cycle
- IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - Changes in method of disposal
- IFRS 7 Financial Instruments: Disclosures – Servicing contracts
- IFRS 7 Financial instruments disclosure - Offsetting disclosures in interim financial statements
- IAS 19 Employee benefits - Discount rate
- IAS 34 Interim Financial Statements
- Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation
- Amendments to IFRS 11 Joint arrangements - Accounting for Acquisitions of Interests in Joint Operations

For preparation of these financial statements, the Group has concluded that these standards are not applicable and/or do not have a significant impact.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Judgements, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at 31 December 2016 and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on amounts recognised in the financial statements are discussed below.

Property, plant and equipment depreciation (see also Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there

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CONSOLIDATED FINANCIAL STATEMENTS has been a triggering event, by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. addition, the valuation of some of the assets under construction requires judgements that are related to the probability of signing lease contracts and obtaining planning permits. Intangible fixed assets amortisation (see also Note 12)—Estimated remaining useful lives are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event, by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Lease accounting (see also Note 23)—At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based upon the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgements and estimates. Provision for onerous lease contracts (see also Note 19)—A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Costs of site restoration (see also Note 25)—Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease reviewed yearly, based on the rent period, contracted extension possibilities, and possibilities of lease terminations. Deferred tax (see also Note 10)—Provision is made for deferred tax at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognised where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction. Share-based payments (see also Note 22)—The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the date of grant. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent on certain assumptions including the expected future volatility of the Group’s share price at the date of grant and, for the performance shares, the relative performance of the Group’s share price compared with a group of peer companies. Senior Secured Notes due 2020 (see also Note 20)—The Senior Secured Notes due 2020 are valued at amortised cost. The Senior Secured Notes due 2020 indenture includes specific early redemption clauses. As part of the initial measurement of the amortised costs value of the Senior Secured Notes due 2020, it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption, and the liability including a change in assumed early redemption, will go through the profit and loss.    Functional and presentation currency These consolidated financial statements are presented in euro, the Company’s functional and presentation currency. All information presented in euros has been rounded to the nearest thousand, except when stated otherwise. 3. Significant accounting policies Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and all entities that are directly or indirectly controlled by the Company. Subsidiaries are entities that are controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences to the date on which control ceases. The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements. Loss of control When the Group loses control over a subsidiary, the Company de-recognises the assets and liabilities of the subsidiary, any non-controlling interests, and the other components of equity related to the subsidiary. Any surplus or deflcit arising on the loss of control is recognised in pro?t or loss. Transactions eliminated on consolidation Intercompany balances and transactions, and any unrealised income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated ?nancial statements. 38    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS Subsidiaries With the exception of Stichting Administratiekantoor Management Interxion, all the subsidiary undertakings of the Group, as set out below were wholly owned per 31 December 2016. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity. ? Interxion HeadQuarters B.V., Amsterdam, The Netherlands; ? Interxion Nederland B.V., Amsterdam, The Netherlands; ? Interxion Trademarks B.V., Amsterdam, The Netherlands; ? Interxion Participation 1 B.V., Amsterdam, The Netherlands; ? Interxion Österreich GmbH, Vienna, Austria; ? Interxion Real Estate VII GmbH, Vienna, Austria; ? Interxion Belgium N.V., Brussels, Belgium; ? Interxion Real Estate IX N.V., Brussels, Belgium; ? Interxion Denmark ApS, Copenhagen, Denmark; ? Interxion Real Estate VI ApS, Copenhagen, Denmark; ? Interxion France SAS, Paris, France; ? Interxion Real Estate II SARL, Paris, France; ? Interxion Real Estate III SARL, Paris, France; ? Interxion Real Estate XI SARL, Paris, France; ? Interxion Deutschland GmbH, Frankfurt, Germany; ? Interxion Ireland DAC, Dublin, Ireland; ? Interxion Telecom SRL, Milan, Italy; ? Interxion España SA, Madrid, Spain; ? Interxion Sverige AB, Stockholm, Sweden; ? Interxion (Schweiz) AG, Zurich, Switzerland; ? Interxion Real Estate VIII AG, Zurich, Switzerland; ? Interxion Carrier Hotel Ltd., London, United Kingdom; ? Interxion Europe Ltd., London, United Kingdom; ? Interxion Real Estate Holding B.V., Amsterdam, The Netherlands; ? Interxion Real Estate I B.V., Amsterdam, The Netherlands; ? Interxion Real Estate IV B.V., Amsterdam, The Netherlands; ? Interxion Real Estate V B.V., Amsterdam, The Netherlands; ? Interxion Real Estate X B.V., Amsterdam, The Netherlands; ? Interxion Operational B.V., Amsterdam, The Netherlands; ? Interxion Datacentres B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.); ? Interxion Consultancy Services B.V., Amsterdam, The Netherlands (dormant); ? Interxion Telecom B.V., Amsterdam, The Netherlands (dormant); ? Interxion Trading B.V., Amsterdam, The Netherlands (dormant); ? Interxion B.V., Amsterdam, The Netherlands (dormant); ? Interxion Telecom Ltd., London, United Kingdom (dormant); ? Stichting Administratiekantoor Management Interxion, Amsterdam, The Netherlands. Foreign currency Foreign currency transactions The individual ?nancial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated ?nancial statements, the results and the ?nancial position of each entity are expressed in euros, which is the functional currency of the Company and the presentation currency for the consolidated ?nancial statements. In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency, are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to euros at average exchange rates. Foreign operations For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments including receivables from, or payables to, a foreign operation for which settlement is neither planned nor likely to occur, are recognised directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in pro?t or loss in the period in which they are incurred. Borrowing costs are capitalised based on the effective interest rate of the Senior Secured Notes. www.interxion.com    /    39

CONSOLIDATED FINANCIAL STATEMENTS Statement of cash flows The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities. Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are shown separately. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities. Financial instruments Derivative financial instruments Derivatives are initially recognised at fair value; any attributable transaction costs are recognised in profit and loss as they are incurred. Subsequent to initial recognition, derivatives are measured at their fair value, and changes therein are generally recognised in profit and loss. When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. The amount accumulated in equity is retained in other comprehensive income and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercised, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.    Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models. Non-derivative financial instruments Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Non-derivative financial instruments are recognised initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. The Group de-recognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transaction costs are recognised in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which take into account any dividend income, are recognised in profit and loss. The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, using a valuation technique. Trade receivables and other current assets Trade receivables and other current assets are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement. Cash and cash equivalents Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value. Restricted cash is included in other (non-)current assets and accounted for at face value, which equals its fair value. 40    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects. Trade payables and other current liabilities Trade payables and other current liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Property, plant and equipment Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalised borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended use, and internal employment costs that are directly and exclusively related to the underlying asset. In the case of operating leases where it is probable that the lease contract will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised in income. The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de- recognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred. Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are: Data centre freehold land Not depreciated Data centre buildings 15-30 years Data centre infrastructure and equipment 5-20 years Office equipment and other 3-15 years Depreciation methods, useful lives and residual values are reviewed annually. Data centre freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data centre buildings consist of the core and shell in which we have constructed a data centre. Data centre infrastructure and equipment comprises data centre structures, leasehold improvements, data centre cooling, and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialised heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other comprises office leasehold improvements and office equipment, consisting of furniture, computer equipment and software. Intangible assets Intangible assets represent power grid rights, software and other intangible assets, and are recognised at cost less accumulated amortisation and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts). Software includes development expenditure, which is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalised includes the cost of material, services and direct labour costs that are directly attributable to preparing the asset for its intended use. Amortisation is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortisation methods, useful lives are reviewed annually. The estimated useful lives are: Power grid rights 10–15 years Software 3–5 years Other 3–12 years Impairment of non-financial assets The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated annually. The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use, that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). www.interxion.com / 41

CONSOLIDATED FINANCIAL STATEMENTS Considering that the Company manages its data centres by country, and, given the data centre-campus structures, the financial performance of data centres within a country is highly inter-dependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centres per country, unless specific circumstances would indicate that a single data centre is a cash-generating unit. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Borrowings Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group de-recognises a borrowing when its contractual obligations are discharged, cancelled or expired. As part of the initial measurement of the amortised costs value of the Senior Secured Notes due 2020, it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognised in profit and loss. Provisions A provision is recognised in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outfiow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash fiows at a pre-tax rate that refiects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortised in future years through interest. 42    /    www.interxion.com A provision for site restoration is recognised when costs for restoring leasehold premises to their original condition at the end of the lease are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 25. A provision for onerous lease contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract. Leases Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The finance lease obligations are presented as part of the long-term liabilities and, as far as amounts need to be repaid within one year, as part of current liabilities. Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position. Payments made under operating leases are recognised in the income statement, or capitalised during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met: fi the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and fi the arrangement contains the right to use an asset. For leased properties on which our data centres are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either,

CONSOLIDATED FINANCIAL STATEMENTS (i) to extend the leases for additional five-year terms, or (ii) terminate the leases on expiration of the initial 10- to 15-year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease. Certain of our leases contain options to purchase the asset. Segment reporting The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment is France, Germany, The Netherlands and the United Kingdom (the “Big4”), the second segment, Rest of Europe, comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in “Corporate and other”. The Big4 and Rest of Europe are different segments because management believes that, from a market trend and growth perspective, the Big4 countries represent the largest opportunities for Interxion to drive the development of its Communities of Interest strategy in customer segments, and to attract target customers. As a result, over the past three years we have invested between 68% and 70% of our capital expenditure in the Big4 segment, while revenues constituted an average of 64% of total revenue over the same period. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and borrowings, and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities. Segment capital expenditure is defined as the net cash outfiow to acquire property, plant and equipment, and intangible assets, other than goodwill, during the period. EBITDA and Adjusted EBITDA, as well as recurring revenue3, are additional indicators of our operating performance, and are not required by or presented in accordance with IFRS. We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance: fi share-based payments – primarily the fair value at the date of grant to employees of equity awards, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance. income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not refiective of our on-going operating performance. adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance. In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses. We believe EBITDA and Adjusted EBITDA provide useful supplemental information to investors on our on-going operational performance because these measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes that the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data centre operators, other data centre operators that are REITs, and other infrastructure-based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our € 100.0 million revolving facility and our 6.00% Senior Secured Notes due 2020. This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature, or incidence to enable a full understanding of the Group’s financial performance. We define Recurring Revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Revenue recognition Revenue is recognised when it is probable that future economic benefits will fiow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, taking into account any discounts or volume rebates. 3. We define Recurring Revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. www.interxion.com    /    43

CONSOLIDATED FINANCIAL STATEMENTS The Group reviews transactions for separately identifiable components and, if necessary, applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values. The Group earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue and lease income are recognised in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognised as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognised on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognised in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognised based on customers’ usage. Other services revenue, including managed services, connectivity and customer installation services, including equipment sales, are recognised when the services are rendered. Certain installation services and equipment sales, which by their nature have a non-recurring character, are presented as non-recurring revenues and are recognised on delivery of the service. Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognised after more than one year are held in non-current liabilities. Cost of sales Cost of sales consists mainly of rental costs for the data centres and offices, power costs, maintenance costs relating to the data centre equipment, operation and support personnel costs, and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period. Sales and marketing costs The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred. General and administrative costs General and administrative costs are expensed as incurred and include depreciation expenses. Employee benefits Defined contribution pension plans A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan, that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value. Termination benefits Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value. Share-based payments The long-term incentive programme enables Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. The value of restricted shares is based on the market value at grant date. The amount recognised as an expense is adjusted to refiect the actual number of share options, restricted, and performance shares that vest. Finance income and expense Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognised at fair value through profit and loss, and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data centre assets, which are assets that necessarily take a substantial period of time to prepare for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use. Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest-expense component of finance lease payments is recognised in the income statement using the effective interest rate method. Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position. 44    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS Income tax Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement other than the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognised in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse, or loss carry forwards when they are utilised. A deferred tax asset is also recognised for unused tax losses and tax credits. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available, against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend. In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and previous experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realised simultaneously. Earnings per share The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company, by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted. New standards and interpretations not yet adopted The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning 1 January 2016, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later time. Effective date New standard or amendments Deferred indefinitely Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture 1 January 2017 Amendments to IAS 12: Recognition of deferred tax assets for unrealised losses 1 January 2017 Amendments to IAS 7: Disclosure initiative 1 January 2018 IFRS 15 – Revenue from contract with customer; 1 January 2018 IFRS 9 – Financial instruments; 1 January 2018 Amendments to IFRS 2: Classification and measurement of share-based payment transactions IFRS 15 – Revenue from Contracts with Customers In 2014, the International Accounting Standards Board (IASB) introduced new accounting principles (IFRS 15) for the recognition of revenue from contracts with customers. IFRS 15 specifies how and when revenue is recognised together with enhanced disclosure requirements. IFRS 15 replaces existing revenue recognition standards: IAS 11 Construction Contracts and IAS 18 Revenue, and a number of revenue-related interpretations. The new standard provides a single, principles based five- step model to be applied to all contracts with customers. In addition, it provides new guidance on whether revenue should be recognised at a specific point or over-time, and it moves away from the current ”risks and rewards” concept of revenue recognition to a concept of ”transfer of control”. We have completed our initial assessment of the potential impact of the adoption of IFRS 15 on our financial statements for our standard customer agreement. The main aspects of the performed impact assessment are set out below, following the five-step model.    www.interxion.com / 45

CONSOLIDATED FINANCIAL STATEMENTS Five step model Preliminary conclusions Step 1: identify the contract(s) IFRS 15 requires a contract to create an enforceable right and obligation. The Company is with a customer confident that all the standard agreements with customers meet this requirement. Step 2: identify the performance The standard requires that at the inception of a contract we must identify the promised obligations in the contract. goods and services within the contract and determine which of those goods and services are separate (distinct) performance obligations. Although we are still in the process of analysing the full impact of IFRS 15, we are comfortable that we have identified the separate performance obligations in the standard agreements. Step 3: determine the transaction Under IFRS 15, the transaction price is based on the amount to which we are entitled under price the present contract. The transaction price does not include estimates of consideration resulting from future change orders for additional goods and services. The amount to which we expect to be entitled also excludes amounts, such as amounts due as sales tax, collected on behalf of a third party. Determining the transaction price is an important step in applying IFRS 15 because the transaction price is allocated to the identified performance obligations and is recognised as revenue when (or as) those performance obligations are satisfied. Based on the work performed in this area we do not expect major changes to the transaction price. Step 4: allocate the transaction Once the separate performance obligations are identified (Step 2) and the transaction price price to the performance has been determined (Step 3), IFRS 15 generally requires the allocation of the transaction obligations price to the performance obligations in proportion to their stand-alone selling prices (i.e., on a relative stand-alone selling price basis). To allocate the transaction price on a relative stand-alone selling price basis, we must first determine the stand-alone selling price of the distinct good or service underlying each performance obligation. Under the standard provided, the stand-alone selling price is the price at which we would sell a good or service on a stand-alone (or separate) basis at the inception of a contract. It is expected that the allocation of the transaction price to the separate performance obligations based on the relative stand-alone selling price will not have a significant impact on our revenues, as the majority of services provided is part of “one” single performance obligation which makes use of the Contracted Recurring Revenue method. Step 5: recognise revenue when Under IFRS 15, we can recognise revenue only when we satisfy an identified performance (or as) the entity satisfied a obligation by transferring a promised good or service to our customer. We consider a good performance obligation or service to be transferred when the customer obtains control. IFRS 15 states that “control of an asset refers to the ability to direct the use of and obtain substantially all the remaining benefits from the asset”. The standard provided that an entity must determine, at the inception of a contract, whether it will transfer control of a promised good or service over-time or at a particular time. From our analysis to date, as the customers under the standard contracts simultaneously receive and consume the benefits provided by our performance, we are comfortable that IFRS 15 permits the revenue from the majority of our contracts to continue to be recognised over-time. 46    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS We are not yet in the position to fully determine the quantitative impact of IFRS 15. However, based on analysis to date of our standard agreements, there is no indication that the timing of our revenue recognition will be significantly affected, since our current accounting treatment is substantially in line with this new standard. The impact of IFRS 15 on non-standard contracts will be assessed in 2017. These new principles will become effective for Interxion from and for the annual reporting period starting on January 1, 2018. IFRS 16—Leases In January 2016, the IASB issued IFRS 16 – Leases, which requires most leases to be recognised on-balance for lessees, thereby eliminating the distinction between operating and finance leases. IFRS 16 replaces IAS 17—Leases and related interpretations. Under IFRS 16, a lessee recognises a right-of-use asset together with a lease liability. The right-of-use asset is treated in a similar manner to other non-financial assets, is accounted for in accordance with the accounting policy applicable to that asset, and is depreciated accordingly. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that rate can be readily determined. If the interest rate implicit in the lease cannot be readily determined, the incremental borrowing rate should be used for discounting, and the liability accrues interest. In addition, the nature of expenses related to leases currently accounted for as operating leases, will change under IFRS 16, as the straight-line operating lease expenses will be replaced with a depreciation charge for the right-of-use assets and interest expenses on lease liabilities. IFRS 16 must be adopted for periods beginning on or after 1 January 2019, with earlier adoption being permitted if the above mentioned IFRS 15 has also been adopted. As per 31 December 2016, the European Commission had not endorsed this standard. The Company has not decided whether to early adopt IFRS 16. The Company has not yet assessed the impact of the aforementioned new standards and interpretations, but is expecting a significant impact in respect of the assets and liabilities that will need to be recognised for its operating leases for land and buildings, among others. In this respect, the Company identified more than € 300 million of off-balance operating lease obligations for operating lease obligations (undiscounted) as of 31 December 2016.    See note 23. 4. Financial risk management Overview The Group has exposure to the following risks from its use of financial instruments: credit risk; liquidity risk; market risk; ? other price risks. This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements. The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework. The Group continues to develop and evaluate its risk management policies with a view to identifying and analysing the risks faced, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks the Group faces. Credit risk Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 13% of recurring revenues in 2016, for 11% of recurring revenues in 2015, and for less than 10% in 2014. Trade and other receivables The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The makeup of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk. The Group has an established credit policy under which each new customer is analysed individually for creditworthiness before it begins to trade with the Group. If customers are www.interxion.com    /    47

CONSOLIDATED FINANCIAL STATEMENTS independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analysed taking its financial position, past experience and other factors into account. The Group’s standard terms require invoices for contracted services to be settled before the services are delivered. In addition to the standard terms, the Group provides service-fee holidays in relation to its long-term customer contracts, for which an accrued revenue balance is accounted. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or in service to the customer being suspended. In 2016, 95% (2015: 94% and 2014: 94%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly), or from deferred initial setup fees paid at the outset of the customer contract. As a result of the Group’s credit policy and the contracted nature of the revenues, losses have been infrequent (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures. Bank counterparties The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. The Group monitors its cash position, including counterparty and term risk, on a daily basis. Guarantees Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 25). Loans given The Group has given a USD 2.0 million convertible loan to Icolo Ltd, a start-up company that is building a data centre. Liquidity risk Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation or jeopardising its future. The majority of the Group’s revenues and operating costs are contracted, which helps it to monitor cash flow requirements, which it does on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted. All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are made only once management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 23). Senior Secured Notes On 3 July 2013, the Company issued an aggregate principal amount of € 325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all the € 260.0 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the € 260.0 million Senior Secured Notes due 2017, which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums, and for other general corporate purposes. The Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (Adjusted EBITDA to Finance Charges), to exceed 2.00 and a consolidated senior leverage ratio (Total Net Debt to Pro-forma EBITDA) not to exceed 4.00. In addition, the aggregate of any outstanding debt senior to our Senior Secured Notes should not exceed € 100.0 million. The obligations under the Senior Secured Notes due 2020, are guaranteed by certain of the Company’s subsidiaries. On 29 April 2014, the Company completed the issue of € 150.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to € 157.9 million, net of offering fees and expenses of € 2.3 million. The net proceeds reflect the issue of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued € 325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020. On 14 April 2016, the Company completed the issue of an additional € 150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on 29 April 2014, the “Additional Notes”). The net proceeds of the offering amounted to approximately € 155.3 million, net of estimated offering fees and expenses of € 2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated 3 July 2013, pursuant to which the Company has previously issued 48    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS € 475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020. Senior secured facility On 14 April 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders, and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a € 100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company. Following the successful closing of the offering of Additional Notes (as defined and described in the preceding paragraph), the Company terminated the € 100.0 million Senior Secured Facility Agreement. No amounts had been drawn under the Senior Secured Facility Agreement. The deferred financing fees amounting to € 0.6 million, were, however, written off in April 2014 in connection with the termination of the Secured Senior Facility Agreement. Revolving facility On 17 June 2013, the Company entered into a new € 100.0 million Revolving Facility Agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Bank of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new € 100.0 million Revolving Facility Agreement replaced the € 60.0 million Revolving Facility Agreement. On 3 July 2013, in connection with the issue of the € 325 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this Revolving Facility Agreement were satisfied. On 28 July 2014, Interxion Holding N.V. received consent from the lenders under its € 100.0 million revolving facility to decrease the net assets guarantor coverage from 70% to 65% for a one-year period with effect from 30 June 2014. The Company has not been in breach of any covenants during the year. As of December 2014, following the addition of Interxion Österreich GmbH as obligor to the group of guarantors, the net assets guarantor coverage exceeded 70%. The net asset guarantor coverage is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intragroup items and investments in subsidiaries of any member of the Group), to consolidated net assets of the Group. The Revolving Facility Agreement also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period), for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period), for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis), requiring total net debt (calculated as a ratio to pro forma EBITDA), not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. The breach of any of these covenants by the Company, or the failure by the Company to maintain its leverage ratio, could result in a default under the Revolving Facility Agreement. As of 31 December 2016, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months. As at 31 December 2016, the Revolving Facility Agreement remained undrawn. The Company’s consolidated fixed charge ratio stood at 4.51 and the net debt ratio/consolidated senior leverage ratio stood at 3.26. Mortgages On 5 November 2012, the Company secured a five-year mortgage bank loan of € 10.0 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No financial covenants apply to this loan in addition to the repayment schedule. On 18 January 2013, the Group completed two mortgage financings totalling € 10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of € 167,000 commencing on 18 April 2013. The mortgages have a maturity of 15 years and a variable interest rate based on EURIBOR, plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. www.interxion.com    /    49

CONSOLIDATED FINANCIAL STATEMENTS No financial covenants apply to this loan in addition to the repayment schedule. On 26 June 2013, the Group completed a € 6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of € 400,000 commencing 1 May 2014 and a final repayment of € 4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V. On 1 April 2014, the Group completed a € 9.2 million mortgage financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of € 153,330 of which the first quarterly instalment was paid on July 31, 2014, and a final repayment of € 153,330 is due on April 30, 2029. No financial covenants apply to this loan in addition to the repayment schedule. On 13 October 2015, the Group completed a € 15.0 million mortgage financing. The facility is secured by a mortgage on the German real estate property owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of € 1,000,000 of which the first annual instalment was paid on September 30, 2016. The final repayment of € 11,000,000 is due on 30 September 2020. No financial covenants apply to this loan in addition to the repayment schedule. On 8 April 2016, the Group completed a € 14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from € 76,000 to € 91,750. The first monthly instalment of € 76,000 was paid on 30 April 2016, and a final repayment of € 91,750 is due on 31 December 2030. Further details are in the Borrowing section (see Note 20). Market risk Currency risk The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK, SEK and USD. Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging. It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs, and is material to the Group, the Group will seek to implement an appropriate hedging strategy. The majority of the Group’s borrowings are euro denominated and the Company believes that the interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group, the functional currency of which is the euro. The Group’s investments in subsidiaries are not hedged. Interest rate risk Following the issue of 6.00% Senior Secured Notes due 2020, the Group is not exposed to significant variable interest rate expense for borrowings. On 5 November 2012, the Company secured a five-year mortgage € 10.0 million on the AMS6 data centre property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears. On January 18, 2013, the Group completed two mortgage financings totalling € 10.0 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. On 26 June 2013, the Group completed a € 6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points. On 1 April 2014, the Group completed a € 9.2 million mortgage financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, and a pledge 50    /    www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The mortgage loan has a variable interest rate based on EURIBOR plus 200 basis points. On 13 October 2015, the Group completed a 15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. On 8 April 2016, the Group completed a 14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from 76,000 to 91,750. The first monthly instalment of 76,000 was paid on 30 April 2016, and a final repayment of 91,750 is due on 31 December 2030. As at 31 December 2016, on the Revolving Facility Agreement the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 350 basis points. The Revolving Facility Agreement was fully undrawn as at 31 December 2016. Further details are in the Financial Instruments section (see Note 21). Other market price risk Until 2014, the Group owned a 1.6% equity shareholding in iStreamPlanet Inc. This asset was measured at fair value through profit and loss. In 2015, the Group sold this shareholding. Other risks Price risk There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centres or churn in customer contracts, will negatively affect the Group?s income. Individual customers have short-term contracts that require notice before termination. The objective of market-risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. As a significant user of power, the Group is exposed to increases in power prices. It uses independent consultants to monitor price changes in electricity and, where possible, seeks to negotiate fixed-price term agreements with power supply companies, not more than for own use. The risk to the Group is mitigated by the contracted ability to recover power-price increases through adjustments in the pricing for power services. Capital management The Group?s capital base comprises its equity, including reserves, Senior Secured Notes, mortgage loan, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous 12 months? Adjusted EBITDA levels. To sustain the future development of the business and maintain shareholders?, creditors? and customers? confidence, the Company?s policy is to maintain a strong capital base and access to capital. The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centres. Major capital expansion projects are not initiated unless, at the beginning of the project, the Company has access to adequate capital resources to complete it, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion. There were no changes in the Group?s approach to capital management during the year. 5. Information by segment Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments. There are two segments: the first, The Big4, comprises France, Germany, The Netherlands and the United Kingdom; the second, Rest of Europe, comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other. The performance of the operating segments is primarily based on the measures of revenue and Adjusted EBITDA. Other information provided to the Board of Directors, except as noted below, is measured in a manner consistent with that in the financial statements. The geographic information analyses the Group?s revenues and non-current assets by the Company?s country of domicile and other individually material countries. In presenting the geographic information, both revenue and assets, excluding deferred tax assets and financial instruments, have been based on their geographic location. www.interxion.com / 51

CONSOLIDATED FINANCIAL STATEMENTS

	Revenues			Non-Current assets excluding deferred tax assets and financial instruments		
	2016	2015	2014	2016	2015	2014
France	68,816	62,007	53,924	223,917	189,926	187,093
Germany	84,449	68,568	58,618	281,935	231,309	152,029
The Netherlands	70,678	65,225	57,834	286,604	235,270	230,682
United Kingdom	45,831	51,114	43,835	81,156	96,747	92,332
Other countries	152,014	139,646	126,413	316,644	272,771	255,080
Total	**421,788**	**386,560**	**340,624**	**1,190,256**	**1,026,023**	**917,216**

INFORMATION BY SEGMENT, 2016	Big4	Rest of Europe	Subtotal (€'000)	Corporate and other	Total
Recurring revenue	256,004	143,954	**399,958**	–	**399,958**
Non-recurring revenue	13,770	8,060	**21,830**	–	**21,830**
Total revenue	**269,774**	**152,014**	**421,788**	**–**	**421,788**
Cost of sales	(100,921)	(51,769)	**(152,690)**	(9,878)	**(162,568)**
Gross profit/(loss)	**168,853**	**100,245**	**269,098**	**(9,878)**	**259,220**
Other income	333	–	**333**	–	**333**
Sales and marketing costs	(8,390)	(5,209)	**(13,599)**	(16,342)	**(29,941)**
General and administrative costs	(73,238)	(32,632)	**(105,870)**	(31,140)	**(137,010)**
Operating income	**87,558**	**62,404**	**149,962**	**(57,360)**	**92,602**
Net finance expense					**(36,269)**
Profit before taxation					**56,333**
Total assets	990,406	363,444	**1,353,850**	128,815	**1,482,665**
Total liabilities	202,330	73,613	**275,943**	657,953	**933,896**
Capital expenditures, including intangible assets*	(170,707)	(69,650)	**(240,357)**	(10,521)	**(250,878)**
Depreciation, amortisation and impairments	60,128	25,371	**85,499**	4,336	**89,835**
Adjusted EBITDA[1]	**148,191**	**88,195**	**236,386**	**(45,510)**	**190,876**

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets" respectively.

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CONSOLIDATED FINANCIAL STATEMENTS

INFORMATION BY SEGMENT, 2015	Big4	Rest of Europe	Subtotal (€'000)	Corporate and other	Total
Recurring revenue	232,624	132,551	365,175	–	365,175
Non-recurring revenue	14,290	7,095	21,385	–	21,385
Total revenue	**246,914**	**139,646**	**386,560**	**–**	**386,560**
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)
Gross profit/(loss)	**153,603**	**90,206**	**243,809**	**(8,862)**	**234,947**
Other income	365	–	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(38,990)	(132,505)
Operating income	**83,215**	**54,374**	**137,589**	**(42,076)**	**95,513**
Net finance expense					(29,022)
Profit before taxation					**66,491**
Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortisation and impairments	50,317	23,688	74,005	4,224	78,229
Adjusted EBITDA[1]	**134,328**	**78,868**	**213,196**	**(41,920)**	**171,276**

INFORMATION BY SEGMENT, 2014	Big4	Rest of Europe	Subtotal (€'000)	Corporate and other	Total
Recurring revenue	200,603	118,581	319,184	–	319,184
Non-recurring revenue	13,608	7,832	21,440	–	21,440
Total revenue	**214,211**	**126,413**	**340,624**	**–**	**340,624**
Cost of sales	(83,844)	(47,947)	(131,791)	(7,284)	(139,075)
Gross profit/(loss)	**130,367**	**78,466**	**208,833**	**(7,284)**	**201,549**
Other income	271	–	271	–	271
Sales and marketing costs	(7,599)	(5,308)	(12,907)	(11,644)	(24,551)
General and administrative costs	(50,001)	(25,359)	(75,360)	(23,524)	(98,884)
Operating income	**73,038**	**47,799**	**120,837**	**(42,452)**	**78,385**
Net finance expense					(27,876)
Profit before taxation					**50,509**
Total assets	804,537	290,455	1,094,992	78,111	1,173,103
Total liabilities	166,250	73,448	239,698	497,260	736,958
Capital expenditures, including intangible assets*	(150,224)	(60,436)	(210,660)	(5,617)	(216,277)
Depreciation, amortisation and impairments	40,129	18,514	58,643	3,534	62,177
Adjusted EBITDA	**113,409**	**67,273**	**180,682**	**(34,295)**	**146,387**

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets" respectively.

www.interxion.com / 53

CONSOLIDATED FINANCIAL STATEMENTS

RECONCILIATION TO ADJUSTED EBITDA

Consolidated	2016	2015 (€'000)	2014
Net income	**39,883**	48,566	35,060
Income tax expense	**16,450**	17,925	15,449
Profit before taxation	**56,333**	66,491	50,509
Finance income	**(1,206)**	(5,742)	(890)
Finance expense	**37,475**	34,764	28,766
Operating income	**92,602**	95,513	78,385
Depreciation, amortisation and impairment	**89,835**	78,229	62,177
EBITDA[1]	**182,437**	173,742	140,562
Share-based payments	**6,343**	7,161	6,576
Increase/(decrease) in provision of onerous lease contracts[4]	**–**	(184)	(805)
M&A transaction break-fee income[2]	**–**	(20,923)	–
M&A transaction costs[3]	**2,429**	11,845	325
Income from sub-leases of unused data centre sites[5]	**(95)**	(365)	(271)
Increase/(decrease) in provision for site restoration[6]	**(238)**		
Adjusted EBITDA [1]	**190,876**	171,276	146,387

Big4	2016	2015 (€'000)	204
Operating income	**87,558**	83,215	73,038
Depreciation, amortisation and impairment	**60,128**	50,317	40,129
EBITDA[1]	**147,686**	133,532	113,167
Share-based payments	**838**	1,345	1,318
Increase/(decrease) in provision onerous lease contracts[4]	**–**	(184)	(805)
Income from sub-leases of unused data centre sites[5]	**(95)**	(365)	(271)
Increase/(decrease) in provision for site restoration[6]	**(238)**		
Adjusted EBITDA[1]	**148,191**	134,328	113,409

Rest of Europe	2016	2015 (€'000)	2014
Operating income	**62,404**	54,374	47,799
Depreciation, amortisation and impairment	**25,371**	23,688	18,514
EBITDA[1]	**87,775**	78,062	66,313
Share-based payments	**420**	806	960
Adjusted EBITDA[1]	**88,195**	78,868	67,273

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CONSOLIDATED FINANCIAL STATEMENTS 2016 2015 2014 Corporate and other (?000) Operating profit/(loss) (57,360) (42,076) (42,452) Depreciation, amortisation and impairment 4,336 4,224 3,534 EBITDA(1) (53,024) (37,852) (38,918) Share-based payments 5,085 5,010 4,298 M&A transaction break-fee income(2) ? (20,923) ?M&A transaction costs (3) 2,429 11,845 325 Adjusted EBITDA(1) (45,510) (41,920) (34,295) Notes: (1) ?EBITDA? and ?Adjusted EBITDA? are non-IFRS financial measures within the meaning of the rules of the SEC. See ?Non-IFRS Financial Measures? for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on their use. (2) ?M&A transaction break fee income? represents the cash break fee received following the termination of the Implementation Agreement in May 2015. This fee was included in ?Other income?. (3) ?M&A transaction costs? are costs associated with the evaluation, diligence, and conclusion or termination of merger or acquisition activity. These costs are included in ?General and administrative costs?. In the year ended 31 December 2016, M&A transaction costs included 2.4 million related to other activity, including the evaluation of potential asset acquisitions. (4) ?Increase/(decrease) in provision for onerous lease contracts? relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract. (5) ?Income from sub-leases of unused data centre sites? represents the income on sub-leases of portions of unused data centre sites to third parties. This income is treated as ?Other income?. (6) ?Increase/(decrease) in provision for site restoration? represents income related to the termination of data centre sites. This item is treated as ?Other income?. In 2016, the share-based payments include an amount of 238,000 related to taxes and social security charges (2015: 643,000, 2014: 92,000). www.interxion.com / 55

CONSOLIDATED FINANCIAL STATEMENTS

6. Revenue

Revenue consists of colocation revenue derived from the rendering of data centre services, which includes customer installation services and equipment sales.

7. General and administrative costs

The general and administrative costs consist of the following components:

	2016	2015 (€'000)	2014
Depreciation, amortisation and impairments	**89,835**	78,229	62,177
Share-based payments	**6,343**	7,161	6,576
(Increase)/decrease in provision for onerous lease contracts	**—**	(184)	(805)
M&A transaction costs	**2,429**	11,845	325
Other general and administrative costs	**38,403**	35,454	30,611
	137,010	132,505	98,884

8. Employee benefit expenses

The Group employed an average of 574 employees (full-time equivalents) during 2016 (2015: 515 and 2014: 478). Costs incurred in respect of these employees were:

	2016	2015 (€'000)	2014
Salaries and bonuses	**44,556**	42,333	36,489
Social security charges	**7,113**	6,780	6,025
Contributions to defined contribution pension plans	**2,571**	2,273	2,178
Other personnel-related costs	**7,844**	7,518	7,355
Share-based payments	**6,343**	7,161	6,576
	68,427	66,065	58,623

The following income statement line items include employee benefit expenses of:

	2016	2015 (€'000)	2014
Costs of sales	**26,539**	24,930	22,282
Sales and marketing costs	**19,274**	17,580	15,266
General and administrative costs	**22,614**	23,555	21,075
	68,427	66,065	58,623

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

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CONSOLIDATED FINANCIAL STATEMENTS

9. Finance income and expense

	2016	2015 (€'000)	2014
Profit from sale of financial asset	**281**	2,289	—
Bank and other interest	**135**	82	496
Bond premium and fees in income	**790**	—	—
Net foreign currency exchange gain	**—**	923	394
Finance income	**1,206**	3,294	890
Interest expense on Senior Secured Notes, bank and other loans	**(33,095)**	(27,094)	(23,783)
Interest expense on finance leases	**(1,750)**	(3,139)	(2,314)
Interest expense on provision for onerous lease contracts	**(16)**	(115)	(230)
Other financial expenses	**(1,765)**	(1,968)	(2,439)
Net foreign currency exchanges loss	**(849)**	—	—
Finance expense	**(37,475)**	(32,316)	(28,766)
Net finance expense	**(36,269)**	(29,022)	(27,876)

"Profit from sale of financial asset" reflects the profit realised on the sale of the Group's shares in iStreamPlanet Co. The second payment related to this sale, was recognised and received during 2016.

In 2016, the "Interest expense on Senior Secured Notes, bank and other loans" increased principally as the result of the impact of the Additional Notes issued in 2016.

In 2015, the "Interest expense on Senior Secured Notes, bank and other loans" increased principally as the result of the full-year impact of the Additional Notes issued in 2014, and lower capitalised borrowing costs.

"Interest expense on finance leases" decreased compared with 2015, following a €1.4 million adjustment reducing the finance lease obligations.

"Interest expense on provision for onerous lease contracts" related to the unwinding of the discount rate used to calculate the "Provision for onerous lease contracts".

10. Income taxes

INCOME TAX (EXPENSE)/BENEFIT

	2016	2015 (€'000)	2014
Current taxes	**(11,421)**	(9,170)	(8,947)
Deferred taxes	**(5,029)**	(8,755)	(6,502)
Total income tax (expense)/benefit	**(16,450)**	(17,925)	(15,449)

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2016 (25% in 2015 and 2014) and the actual tax benefit/(expense) with an effective tax rate of 29.1% (27.0% in 2015 and 30.6% in 2014) is as follows:

	2016	2015 (€'000)	2014
Net income	**39,883**	48,566	35,060
Income tax expense	**16,450**	17,925	15,449
Profit before taxation	**56,333**	66,491	50,509
Income tax using Company's domestic tax rate	**(14,083)**	(16,623)	(12,627)
Effect of tax rates in foreign jurisdictions	**(844)**	(407)	(1,033)
Change in tax rate and legislation	**367**	548	355
Non-deductible expenses	**(1,811)**	(1,948)	(1,617)
Recognition of previously unrecognised tax losses	**147**	734	–
Prior year adjustments included in current year tax	**(354)**	211	(25)
Other	**128**	(440)	(502)
Income tax expense	**(16,450)**	(17,925)	(15,449)

Recognised deferred tax assets/(liabilities)

The movement in recognised deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other (€'000)	Tax loss carry-forward	Total
1 January 2014	13,991	2,617	5,469	24,515	46,592
Recognised in profit/(loss) for 2014	(565)	(1,042)	(2,130)	(1,214)	(4,951)
Recognised in equity	–	–	–	(367)	(367)
Effects of movements in exchange rates	2	–	5	(22)	(15)
31 December 2014	13,428	1,575	3,344	22,912	41,259
Recognised in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognised in equity	–	–	–	(1,224)	(1,224)
Effects of movements in exchange rates	11	–	–	221	232
31 December 2015	12,581	484	2,323	18,356	33,744
Recognised in profit/(loss) for 2016	(348)	(484)	(562)	(3,071)	(4,465)
Recognised in equity	–	–	–	1,835	1,835
Effects of movements in exchange rates	1	–	1	(123)	(121)
31 December 2016	**12,234**	**–**	**1,762**	**16,997**	**30,993**
Offset deferred tax liabilities	(7,591)	–	(1,628)	(1,404)	(10,623)
Net deferred tax assets/(liabilities)	**4,643**	**–**	**134**	**15,593**	**20,370**

58 / www.intexion.com

CONSOLIDATED FINANCIAL STATEMENTS

The movement in recognised deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other (€'000)	Tax loss carry-forward	Total
1 January 2014	(15,600)	—	(693)	—	(16,293)
Recognised in profit/(loss) for 2014	(1,138)	—	(413)	—	(1,551)
Effects of movements in exchange rates	(380)	—	—	—	(380)
31 December 2014	(17,118)	—	(1,106)	—	(18,224)
Recognised in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)
31 December 2015	(19,371)	—	(1,300)	—	(20,671)
Recognised in profit/(loss) for 2016	(508)	—	(56)	—	(564)
Effects of movements in exchange rates	984	—	—	—	984
31 December 2016	**(18,895)**	**—**	**(1,356)**	—	**(20,251)**
Offset deferred tax assets	7,591	—	1,628	1,404	10,623
Net deferred tax assets/(liabilities)	**(11,304)**	**—**	**272**	**1,404**	**(9,628)**

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilisation of carried-forward tax losses in future years is based on management's forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognised:

	2016	2015 (€'000)	2014
Deductible temporary differences - net	—	34	39
Tax losses	—	180	787
	—	214	826

The accumulated recognised and unrecognised tax losses expire as follows:

	2016	2015 (€'000)	2014
Within one year	—	2,683	—
Between 1 and 5 years	**3,517**	3,490	7,000
After 5 years	**28,146**	25,817	32,318
Unlimited	**47,081**	57,721	67,397
	78,744	89,711	106,715

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11. Property, plant and equipment

	Freehold land and buildings	Infrastructure and equipment	Assets under construction (€'000)	Total data centre assets	Office equipment and other	Total
Cost:						
As at 1 January 2016	174,935	1,127,883	77,664	**1,380,482**	38,219	**1,418,701**
Additions	–	64,369	184,603	**248,972**	9,274	**258,246**
Exchange differences	6	(17,010)	(2,454)	**(19,458)**	(501)	**(19,959)**
Disposals	–	(5,801)	–	**(5,801)**	(231)	**(6,032)**
Transfers	1,480	146,530	(148,010)	**–**	–	**–**
As at 31 December 2016	**176,421**	**1,315,971**	**111,803**	**1,604,195**	**46,761**	**1,650,956**
Accumulated depreciation and impairment:						
As at 1 January 2016	(12,652)	(385,095)	–	**(397,747)**	(21,882)	**(419,629)**
Depreciation	(3,584)	(78,680)	–	**(82,264)**	(5,302)	**(87,566)**
Exchange differences	(1)	5,920	–	**5,919**	319	**6,238**
Disposals	–	5,801	–	**5,801**	231	**6,032**
As at 31 December 2016	**(16,237)**	**(452,054)**	**–**	**(468,291)**	**(26,634)**	**(494,925)**
Carrying amount as at 31 December 2016	**160,184**	**863,917**	**111,803**	**1,135,904**	**20,127**	**1,156,031**

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data centre assets	Office equipment and other	Total
Cost:						
As at 1 January 2015	168,505	962,405	74,758	**1,205,668**	29,951	**1,235,619**
Additions	6,437	13,113	140,637	**160,187**	8,404	**168,591**
Exchange differences	(7)	14,889	966	**15,848**	537	**16,385**
Disposals	–	(1,221)	–	**(1,221)**	(673)	**(1,894)**
Transfers	–	138,697	(138,697)	**–**	–	**–**
As at 31 December 2015	**174,935**	**1,127,883**	**77,664**	**1,380,482**	**38,219**	**1,418,701**
Accumulated depreciation and impairment:						
As at 1 January 2015	(9,270)	(313,282)	–	**(322,552)**	(17,883)	**(340,435)**
Depreciation	(3,382)	(67,561)	–	**(70,943)**	(4,333)	**(75,276)**
Exchange differences	–	(5,332)	–	**(5,332)**	(321)	**(5,653)**
Disposals	–	1,080	–	**1,080**	655	**1,735**
As at 31 December 2015	**(12,652)**	**(385,095)**	**–**	**(397,747)**	**(21,882)**	**(419,629)**
Carrying amount as at 31 December 2015	**162,283**	**742,788**	**77,664**	**982,735**	**16,337**	**999,072**

60 / www.interxion.com

	Freehold land and buildings	Infrastructure and equipment	Assets under construction (€'000)	Total data centre assets	Office equipment and other	Total
Cost:						
As at 1 January 2014	103,715	765,282	87,213	**956,210**	31,028	**987,238**
Additions	53,597	51,782	141,042	**246,421**	5,375	**251,796**
Exchange differences	6	5,227	364	**5,597**	179	**5,776**
Disposals	–	(2,560)	–	**(2,560)**	(6,631)	**(9,191)**
Transfers	11,187	142,674	(153,861)	**–**	–	**–**
As at 31 December 2014	**168,505**	**962,405**	**74,758**	**1,205,668**	**29,951**	**1,235,619**
Accumulated depreciation and impairment:						
As at 1 January 2014	(7,308)	(260,012)	–	**(267,320)**	(21,170)	**(288,490)**
Depreciation	(1,962)	(53,907)	–	**(55,869)**	(3,231)	**(59,100)**
Exchange differences	–	(1,533)	–	**(1,533)**	(110)	**(1,643)**
Disposals	–	2,170	–	**2,170**	6,628	**8,798**
As at 31 December 2014	**(9,270)**	**(313,282)**	**–**	**(322,552)**	**(17,883)**	**(340,435)**
Carrying amount as at 31 December 2014	**159,235**	**649,123**	**74,758**	**883,116**	**12,068**	**895,184**

On 29 September 2015, the Group entered into a contract to lease the properties related to the AMS8 data centre. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As per 31 December 2016, the carrying value of the building amounted to €17.7 million.

In November 2014, the Group agreed to purchase the VIE data centre land and building for €18.7 million. The assets were previously accounted for as an operating lease. On entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effected. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. As per 31 December 2016, the carrying value of the land amounted to €9,150,000 and the carrying value of the building amounted to €11,060,000.

In August 2014, the Group exercised its option to purchase the AMS7 data centre land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. As per 31 December 2016, the carrying amount of the land amounted to €5,800,000 and the carrying amount of the leased building amounted to €6,985,000.

In August 2014, the Group completed an €8.5 million transaction with Société Française du Radiotéléphone – SFR SA ("SFR") to purchase a data centre campus in Marseille, France, owned by SFR. As at 31 December 2016, the carrying value of the land amounted to €638,000 and the carrying value of the building amounted to €6,434,000.

In January 2014, the Group completed an €11.4 million transaction to purchase the data centre property in Brussels, Belgium. As at 31 December 2016, the carrying value of the land amounted to €4,171,000 and the carrying value of the building amounted to €7,683,000.

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. Per 31 December 2016, the carrying amount of the land amounted to €20,832,000. In addition, until 2014, the Group leased data centre equipment under a number of finance lease agreements, with a carrying amount of €202,000 per 31 December 2013. In 2014, the lease agreement expired and the ownership of these assets was transferred to the Group.

Capitalised interest relating to borrowing costs for 2016 amounted to €3,467,000 (2015: €2,638,000; 2014: €3,604,000). The cash effect of the interest capitalised for 2016 amounted to €2,219,000, which is presented in the Statement of Cash Flows under "Purchase of property, plant and equipment" (2015: €3,567,000; 2014: €2,512,000).

As at 31 December 2016, the carrying value of freehold land included in the category "Freehold land and buildings" amounted to €76,854,000 (2015: €76,854,000; 2014: €70,497,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At 31 December 2016, properties with a carrying value of €90,215,000 (2015: €71,799,000; 2014: €55,614,000) were subject to a registered debenture to secure mortgages (see Note 20). At 31 December 2016, properties with a carrying value of €51.3 million (2015: €33.9 million and 2014: €52.9 million) were subject to a finance lease agreement (see Note 20).

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CONSOLIDATED FINANCIAL STATEMENTS 12. Intangible assets The components of intangible assets are as follows: Power grid rights Software Other Total (?000) Cost: As at 1 January 2016 16,091 16,322 2,165 34,578 Additions 3,647 5,282 ? 8,929 Exchange differences (1,156) (85) ? (1,241) Disposals ? ? ? ? As at 31 December 2016 18,582 21,519 2,165 42,266 Amortisation: As at 1 January 2016 (1,688) (8,285) (1,411) (11,384) Amortisation (544) (1,612) (113) (2,269) Exchange differences ? 81 ? 81 Disposals ? ? ? ? As at 31 December 2016 (2,232) (9,816) (1,524) (13,572) Carrying amount as at 31 December 2016 16,350 11,703 641 28,694 Cost: As at 1 January 2015 12,833 13,039 2,165 28,037 Additions 2,792 3,733 ? 6,525 Exchange differences 466 43 ? 509 Disposals ? (493) ? (493) As at 31 December 2015 16,091 16,322 2,165 34,578 Amortisation: As at 1 January 2015 (1,297) (6,447) (1,297) (9,041) Amortisation (391) (2,290) (114) (2,795) Exchange differences ? (41) ? (41) Disposals ? 493 ? 493 As at 31 December 2015 (1,688) (8,285) (1,411) (11,384) Carrying amount as at 31 December 2015 14,403 8,037 754 23,194 Cost: As at 1 January 2014 11,980 10,723 2,165 24,868 Additions 376 2,953 ? 3,329 Exchange differences 477 25 ? 502 Disposals ? (662) ? (662) As at 31 December 2014 12,833 13,039 2,165 28,037 Accumulated amortisation and impairment: As at 1 January 2014 (943) (4,936) (1,111) (6,990) Amortisation (354) (2,144) (186) (2,684) Exchange differences ? (29) ? (29) Disposals ? 662 ? 662 As at December 31, 2014 (1,297) (6,447) (1,297) (9,041) Carrying amount as at 31 December 2014 11,536 6,592 868 18,996 Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement. 62 / www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS

13. Other investments

The other investments represent a USD 2.0 million convertible loan given by Interxion Participation 1 B.V. to Icolo Ltd. Interxion has the option to convert the loan into equity on the maturity date or on the occurrence of an enforcement event. As at 31 December 2016 the fair value of the conversion option is nil.

Until 2014, the financial asset consisted of a 1.6% equity shareholding in iStreamPlanet Inc., which was sold during the third quarter of 2015. The financial asset was designated as a financial asset measured at fair value through profit and loss. Refer to note 9 for disclosure on the realised gain.

14. Trade and other (non-) current assets

Non-current	2016	2015 (€'000)	2014
Data-centre-related prepaid expenses	**3,507**	2,834	976
Rental and other supplier deposits	**3,056**	2,929	2,714
Deferred financing costs	**142**	422	995
Deferred rent related stamp duties	**379**	501	523
Other non-current assets	**4,830**	4,466	5,426
	11,914	11,152	10,634

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On 17 June 2013, the Company entered into a €100.0 million Revolving Facility Agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Bank of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. The Revolving Facility was undrawn as of 31 December 2016.

On 3 July 2013, in connection with the issue of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this Revolving Facility Agreement were satisfied. In 2012, the Company amended the terms of its existing Revolving Facility Agreement.

Current	2016	2015 (€'000)	2014
Trade receivables – net (Note 21)	**91,451**	79,128	69,224
Taxes receivable	**5,416**	5,716	2,881
Accrued revenue	**34,560**	39,442	35,104
Prepaid expenses and other current assets	**16,394**	17,650	13,955
	147,821	141,936	121,164

Accrued revenue relates to service fee holidays provided in relation to our long-term customer contracts. As per 31 December 2016, €21.0 million of the accrued revenue balance will not be realised within 12 months.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data centre and construction-related prepayments.

As from 2016, other current and non-current assets include €3.7 million cash held as collateral to support the issue of bank guarantees on behalf of a number of subsidiary companies (2015: €4.9 million; 2014: €5.3 million). Until 2015, the collaterised cash was included in cash and cash equivalents and disclosed. Comparative figures for 2015 and 2014 have been adjusted accordingly.

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CONSOLIDATED FINANCIAL STATEMENTS 15. Cash and cash equivalents and short-term investments Cash and cash equivalents in prior periods included 4.9 million (2015) and 5.3 million (2014) that is restricted and held as collateral to support the issue of bank guarantees on behalf of a number of subsidiary companies. Since 2016, the cash held as collateral, 3.7 million, has been classified as other current and non-current asset. Comparative figures for 2015 and 2014 have been adjusted accordingly. Short-term investments in 2014 related to short-term interest bearing deposit accounts. In 2016 and 2015 there were no short-term investments. 16. Shareholders? equity SHARE CAPITAL AND SHARE PREMIUM Ordinary shares 2016 2015 2014 (In thousands of shares) On issue at 1 January 69,919 69,317 68,867 Issue/conversion of shares 684 602 450 On issue at 31 December 70,603 69,919 69,317 On 28 January 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in a nominal value of 0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of 1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted to ordinary shares (3.3 million ordinary shares). In 2016, a total of approximately 0.5 million (2015: 0.4 million, 2014: 0.5 million) options were exercised and restricted and performance shares were vested. At 31 December 2016, 2015 and 2014, the authorised share capital comprised 200,000,000 ordinary shares at par value of 0.10. All issued shares are fully paid. Foreign currency translation reserve The foreign currency translation reserve comprises all foreign exchange differences that arise from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature. 17. Earnings per share Basic earnings per share The calculation of basic earnings per share at 31 December 2016, was based on the profit of 39,883,000 attributable to ordinary shareholders (2015: 48,566,000; 2014: 35,060,000) and a weighted average number of 70,349,000 (2015: 69,579,000; 2014: 69,048,000) ordinary shares outstanding during the year ended 31 December 2016. Profit is attributable to ordinary shareholders on an equal basis. Diluted earnings per share The calculation of diluted earnings per share at 31 December 2016 was based on the profit of 39,883,000 (2015: 48,566,000; 2014: 35,060,000) attributable to ordinary shareholders, and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended 31 December 2016 of 71,215,000 (2015: 70,499,000; 2014: 69,922,000). In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in a nominal value of 0.10 per ordinary share. The 5:1 reverse stock split effected is presented in the basic earnings per share calculation and the diluted earnings per share calculation. 64 / www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS

PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

	2016	2015 (€'000)	2014
Profit attributable to ordinary shareholders	39,883	48,566	35,060

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

	2016	2015	2014
		(in thousands of shares)	
Weighted average number of ordinary shares at 31 December	70,349	69,579	69,048
Dilution effect of share options, restricted and performance shares on issue	866	920	874
Weighted average number of ordinary (diluted) at 31 December	71,215	70,499	69,922

18. Trade payables and other liabilities

	2016	2015 (€'000)	2014
Non-current			
Deferred revenue	6,282	5,272	4,986
Other non-current liabilities	5,436	6,777	7,225
	11,718	12,049	12,211
Current			
Trade payables	23,076	25,045	23,902
Tax and social security	6,518	9,435	9,9218
Customer deposits	19,963	20,500	19,286
Deferred revenue	63,974	60,700	53,246
Accrued expenses	57,868	46,949	40,147
	171,399	162,629	146,502

Trade payables include €10,594,000 (2015: €14,958,000; 2014: €13,976,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2016	2015 (€'000)	2014
Data-centre-related costs	18,752	11,788	9,042
Personnel and related costs	12,261	11,709	9,381
Professional services	1,871	2,246	1,857
Customer implementation and related costs	3,081	3,346	3,689
Financing-related costs	17,498	13,454	13,414
Other	4,405	4,406	2,764
	57,868	46,949	40,147

As at 31 December 2016, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

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CONSOLIDATED FINANCIAL STATEMENTS

19. Provision for onerous lease contracts

The provision for onerous lease contracts related to two unused data centre sites in Germany: one in Munich, terminated in March 2016, and one in Dusseldorf, terminated in August 2016.

The provision was calculated based on the discounted future contracted payments, net of any sublease revenue.

	2016	2015 (€'000)	2014
As at 1 January	**1,517**	4,934	8,875
Increase/(decrease) in provision	**–**	(184)	(805)
Unwinding of discount	**16**	115	230
Utilisation of provision	**(1,533)**	(3,348)	(3,366)
As at 31 December	**–**	1,517	4,934
Non-current	**–**	–	1,491
Current	**–**	1,517	3,443
	–	1,517	4,934

Discounted estimated future losses were calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

20. Borrowings

	2016	2015 (€'000)	2014
Non-current			
Senior Secured Notes 6.0%, due 2020	**629,327**	475,503	475,643
Mortgages	**43,508**	40,727	29,141
Finance lease liabilities	**51,140**	34,582	34,141
Other loans	**–**	–	1,605
	723,975	550,812	540,530
Current			
Mortgages	**10,904**	3,346	2,346
Finance lease liabilities	**578**	–	18,716
Other loans	**–**	1,605	–
	11,482	4,951	21,062
Total borrowings	**735,457**	555,763	561,592

The carrying amounts of the Group's borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at 31 December 2016 was €625,000,000 (2015: €475,000,000; 2014: €475,000,000).

The face value of the mortgages amounted to €55,239,000 as per 31 December 2016, (2015: €44,646,000; 2014: €31,993,000).

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CONSOLIDATED FINANCIAL STATEMENTS Senior Secured Notes and bank borrowings Mortgages In November 2012, the Group entered into a five-year mortgage for 10.0 million. The mortgage is secured by the AMS6 land and data centre buildings with a carrying value of 15,895,000. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. In January 2013, the Group completed two mortgage financings totalling 10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of 167,000 commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years. In June 2013, the Group completed a 6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of 400,000 commencing May 1, 2014 and a final repayment of 4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V. In April 2014, the Group completed a 9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of 153,550 of which the first quarterly instalment was paid on 31 July 2014, and a final repayment is due on 30 April 2029. On 13 October 2015, the Group completed a 15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of 1,000,000 of which the first annual instalment was paid on 30 September 2016, and a final repayment of 11,000,000 which is due on 30 September 2020. On 8 April 2016, the Group completed a 14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from 76,000 to 91,750. The first monthly instalment of 76,000 was paid on 30 April 2016, and a final repayment of 91,750 is due on 31 December 2030. These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facility Agreement. Senior Secured Notes due 2020 On 3 July 2013, the Company issued an aggregate principal amount of 325.0 million 6.00% Senior Secured Notes due 2020 (the ?Senior Secured Notes due 2020?). The net proceeds of the offering were used to purchase all the 260.0 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the 260.0 million Senior Secured Notes due 2017, which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums, and for other general corporate purposes. The 325.0 million Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00. The obligations under the 325.0 million Senior Secured Notes due 2020 are guaranteed by certain of the Company?s subsidiaries. On 29 April 2014, the Company completed the issue of 150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the ?Additional Notes?). The net proceeds of the offering amount to 157.9 million, net of offering fees and expenses of 2.3 million. The net proceeds reflect the issue of the Additional notes at a premium of 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued 325 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020. www.interxion.com / 67

CONSOLIDATED FINANCIAL STATEMENTS

On 14 April 2016, the Company completed the issue of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on 29 April 2014, the "Additional Notes"). The net proceeds of the offering amounted to approximately €155.3 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated 3 July 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company may redeem all or part of the €625.0 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional redemption

At any time after 15 July 2016 and before maturity, on not less than ten and not more than 60 days' notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on 15 July of the years set out below.

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Change of control

If, at any time, directly or indirectly, a beneficial owner becomes owner of more than 50% of the total voting power of the voting stock of the Company, a change of control occurs, then the Company shall make an offer to each holder of the Senior Secured Notes to purchase each holder's Senior Secured Notes, in whole or in part, in a principal amount of €100,000 or in integral multiples of €1,000 in excess thereof at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

€100.0 million Revolving Facility Agreement

On 17 June 2013, the Company entered into a new €100.0 million Revolving Facility Agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Bank of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100.0 million Revolving Facility Agreement replaced the €60.0 million Revolving Facility Agreement.

On 3 July 2013, in connection with the issue of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this Revolving Facility Agreement were satisfied.

Change of control or sale of assets

If, there is a sale of all or substantially all the assets of the Group whether in a single transaction or a series of related transactions, or a change of control that any beneficial owner gains control of the Company, then a lender under the revolving facility agreement shall not be obliged to fund a loan to the Company.

In addition, if within 30 days of the Company notifying the Agent of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the revolving facility agreement as a result of that event, such lender's commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within 10 business days of the date on which the relevant lender notifies the agent, unless the Company replaces such lender within such 10 business day period.

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes and mortgages is set out below:

	2016	2015 (€'000)	2014
Within one year	**7,332**	—	—
Between 1 and 5 years	**643,800**	503,199	14,266
Over 5 years	**29,107**	16,447	492,727
	680,239	519,646	506,993

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CONSOLIDATED FINANCIAL STATEMENTS The Group has the following undrawn bank borrowing facilities: 2016 2015 2014 (?000) Expiring within one year ? ? ?Expiring between 1 and 5 years 100,000 100,000 100,000 100,000 100,000 100,000 Covenants The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to: ? create certain liens; ? incur debt and/or guarantees; ? enter into transactions other than at arm?s-length basis; ? pay dividends or make certain distributions or payments; ? engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement; ? sell certain kinds of assets; ? enter into any sale and leaseback transactions; ? make certain investments or other types of restricted payments; ? substantially change the nature of the Company or the Group?s business;; ? designate unrestricted subsidiaries; and ? effect mergers, consolidations or sale of assets. The Revolving Facility also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period), for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis), that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under our Revolving Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of 31 December 2016, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months. The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to: incur debt; ? enter into certain transactions with, or for the benefit of, an affiliate; ? create or incur certain liens; ? incur changes in control; ? pay dividends or make certain distributions or payments; ? engage in any business activity not authorised by the Indenture; www.interxion.com / 69

CONSOLIDATED FINANCIAL STATEMENTS

- sell certain kinds of assets;
- impair any security interest on the assets serving as collateral for the Notes;
- enter into any sale and leaseback transaction;
- make certain investments or other types of restricted payments;
- designate unrestricted subsidiaries;
- effect mergers, consolidations or sale of assets; and
- guarantees certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed-charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of 31 December 2016, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with all its debt covenants. The Company's consolidated fixed charge ratio stood at 4.51 (2015: 5.14) and both the net debt ratio and the leverage ratio financial covenant stood at 3.26 (2015: 2.94).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2016	2015 (€'000)	2014
Gross lease liabilities:			
Within one year	**4,346**	2,990	21,604
Between 1 and 5 years	**31,904**	30,230	31,964
More than 5 years	**39,144**	20,024	21,280
	75,394	53,244	74,848
Future interest payments	**(23,676)**	(18,662)	(21,991)
Present value of minimum lease payments	**51,718**	34,582	52,857

In September 2015, the Group entered into a contract to lease the properties related to the AMS8 data centre. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As per 31 December 2016, the carrying value of the building amounted to €17.7 million.

In November 2014, the Group agreed to purchase the VIE data centre land and building for €18.7 million. The assets were previously accounted for as an operating lease. On entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effected. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounted to €9,150,000 and the carrying value of the building amounted to €10,171,000.

In August 2014, the Group exercised its option to purchase the AMS7 data centre land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of 22 August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounted to €5,800,000, the carrying value of the building amounted to €7,600,000 as per exercise date. The actual legal transaction will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounted to €20,832,000.

Other loans

The Group had a loan facility with the landlord of one of its unused data centre sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bore interest at 6% per annum and was repaid in 2016. As at 31 December 2015, the balance of the landlord loan was €1,605,000 (2014: €1,605,000).

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CONSOLIDATED FINANCIAL STATEMENTS

21. Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2016	2015 (€'000)	2014
Trade receivables	**91,451**	79,128	69,224
Accrued revenue	**34,560**	39,442	35,104
Rental and other supplier deposits	**3,056**	2,929	2,714
Other investments	**1,942**	–	–
Restricted cash	**3,729**	4,868	5,286
Cash and cash equivalents	**115,893**	53,686	94,637
	250,631	180,053	206,965

The Group seeks to minimise the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The Group seeks to minimise the credit risk related to customers by analysing new customers individually for creditworthiness before it begins to trade. If customers are independently rated, these ratings are used. If, there is no independent rating, the credit quality of the customer is analysed taking its financial position, past experience and other factors into account.

The Group's largest financial asset balance exposed to credit risk is with a financial institution, one of the Company's relationships banks, which accounts for approximately 39% of the total balance exposed to credit risk as at 31 December 2016.

The Group's largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 14% of the total balance exposed to credit risk as at 31 December 2016.

The maximum credit exposure on the trade receivables is limited by the deferred revenue balance of €70,256,000 as presented in Note 18 (2015: €65,972,000 and 2014: €58,232,000).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2016	2015 (€'000)	2014
UK, France, Germany and The Netherlands	**71,099**	62,448	55,121
Rest of Europe	**19,807**	16,246	14,103
Corporate	**545**	434	–
	91,451	79,128	69,224

The ageing of trade receivables as at the reporting date was:

	2016		2015		2014	
	Gross	Allowance	Gross (€'000)	Allowance	Gross	Allowance
Not past due	**69,771**	**–**	66,016	–	57,009	–
Past due 1–30 days	**12,027**	**–**	7,569	–	7,511	–
Past due 31–120 days	**7,329**	**8**	3,589	20	3,640	91
Past due 121 days–1 year	**2,358**	**234**	1,797	111	1,262	122
More than 1 year	**324**	**116**	349	61	75	60
	91,809	**358**	79,320	192	69,497	273

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CONSOLIDATED FINANCIAL STATEMENTS

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2016	2015 (€'000)	2014
Balance as at 1 January	192	273	239
Impairment loss recognised	285	144	219
Write-offs	(119)	(225)	(185)
Balance as at 31 December	358	192	273

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

31 DECEMBER 2016	Carrying amount	Contractual cash flows (€'000)	Less than 1 year	Between 1-5 years	More than 5 years
Financial liabilities					
Senior Secured Notes	629,327	775,000	37,500	737,500	–
Finance lease liabilities	51,718	75,394	4,346	31,904	39,144
Mortgages	54,412	60,792	12,137	28,980	19,675
Trade and other payables[1]	95,803	95,803	95,624	26	153
	831,260	1,006,989	149,607	798,410	58,972
31 DECEMBER 2015					
Financial liabilities					
Senior Secured Notes	475,503	617,500	28,500	589,000	–
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	–	–
Trade and other payables[1]	89,743	89,743	89,743	–	–
	645,506	811,864	127,328	653,350	31,186
31 DECEMBER 2014					
Financial liabilities					
Senior Secured Notes	475,643	646,000	28,500	114,000	503,500
Finance lease liabilities	52,857	74,848	21,604	31,964	21,280
Mortgages	31,487	36,783	3,246	20,767	12,770
Other loans	1,605	1,726	96	1,630	–
Trade and other payables[1]	81,919	81,919	81,919	–	–
	643,511	841,276	135,365	168,361	537,550

Notes:—

(1) The carrying amount excludes accrued interest on Senior Secured Notes and mortgages, deferred revenues and rental holidays.

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CONSOLIDATED FINANCIAL STATEMENTS Market risk Exposure to currency risk The following significant exchange rates applied during the year: Average rate Report date mid-spot rate (EUR) (EUR) 2016 2015 2014 2016 2015 2014 GBP 1 1.220 1.379 1.241 1.167 1.357 1.278 CHF 1 0.918 0.937 0.823 0.931 0.923 0.831 DKK 1 0.134 0.134 0.134 0.135 0.134 0.134 SEK 1 0.106 0.107 0.110 0.104 0.109 0.105 Sensitivity analysis A 10% strengthening of the euro against the following currencies at 31 December, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2015 and 2014. Equity Profit or loss (?000) 31 December 2016 GBP (3,490) (127) CHF (4,990) (186) DKK (2,268) (211) SEK (1,179) 38 31 December 2015 GBP (3,848) (1,290) CHF (4,757) (148) DKK (2,042) (186) SEK (356) (137) 31 December 2014 GBP (2,415) (903) CHF (4,138) (23) DKK (1,763) (155) SEK (212) 117 A 10% weakening of the euro against the above currencies at 31 December, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	Carrying amount		
	2016	2015 (€'000)	2014
Fixed-rate instrument			
Senior Secured Notes	**629,327**	475,503	475,643
Finance lease liabilities	**51,718**	34,582	52,857
Mortgages	**5,400**	5,870	6,341
Other loans	**–**	1,605	1,605
	686,445	517,560	536,446
Variable-rate instruments			
Mortgages	**49,012**	38,203	25,146
	735,457	555,763	561,592

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years, which has been reflected in the table above.

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and does not designate derivatives (interest rate swaps) as hedging instruments under a fair- value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant.

	Profit or loss		Equity	
(€'000)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2016				
Variable-rate instruments	**(478)**	**478**	**(84)**	**84**
31 December 2015				
Variable-rate instruments	(261)	261	(91)	91
31 December 2014				
Variable-rate instruments	(251)	251	(91)	91

Fair values and hierarchy

Fair values versus carrying amounts

As of 31 December 2016, the market price of the 6.00% Senior Secured Notes due 2020 was 105.045 (2015: 105.780; 2014: 105.005). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €657 million, compared with its nominal value of €625 million. In 2015 the value of the notes was €502 million compared with a nominal value of €475 million.

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. In addition, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

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CONSOLIDATED FINANCIAL STATEMENTS

As of 31 December 2016, the fair value of all mortgages would have been equal to their carrying amount of €54.4 million. As of 31 December 2016, the fair value of the financial lease liabilities would have been €55.6 million compared with its carrying amount of €51.7 million.

As of 31 December 2016, the fair value of the conversion option in the convertible loan to Icolo Ltd., was nil.

Fair value hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company's Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety at the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The values of the instruments are:

	Carrying value	Fair value		
		Level 1	Level 2	Level 3
			(€'000)	
31 December 2016				
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	–	–
Finance leases	(51,718)	–	(55,625)	–
Mortgages	(54,412)	–	(54,412)	–
Interest rate swap	(367)	–	(367)	–
Interest rate swap	0	–	–	0
31 December 2015				
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	–	–
Finance leases	(34,582)	–	(41,012)	–
Mortgages	(44,073)	–	(44,073)	–
Interest rate swap	(321)	–	(321)	–
31 December 2014				
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	–	–
Finance leases	(52,857)	–	(60,200)	–
Mortgages	(31,487)	–	(31,487)	–
Interest rate swap	(368)	–	(368)	–
Financial asset	774	–	–	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The financial asset, which was in Level 3 until 2014, has been sold during the year. The profit realised on this divestment is disclosed in note 9. The conversion option relates to the convertible loan given to Icolo Ltd, and has no value as at 31 December 2016.

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CONSOLIDATED FINANCIAL STATEMENTS

Capital management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group's net debt to equity ratio at the reporting date was as follows:

	2016	2015	2014 (€'000)
Net debt			
Total liabilities	**933,896**	744,647	736,958
Less: cash	**(115,893)**	(53,686)	(94,637)
	818,003	690,961	642,321
Equity			
Total equity	**548,769**	507,417	436,145
Net debt to equity ratio	**1.49**	1.36	1.47

22. Share-based payments

Summary of outstanding options and restricted shares as of 31 December 2016

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price (in $)	Outstanding (in thousands)	Exercisable (in thousands)
2011	Executive Director	14.74	300	300
	Senior employees	10.00-14.65	152	152
2012	Key management	10.00	109	109
	Senior employees	13.67-22.64	1	1
2013	Key management	10.00	6	5
	Senior employees	10.00-15.00	31	24
2014	Senior employees	17.50	99	65
2015	Senior employees	24.60-27.26	77	31
2016	Senior employees	27.14-34.00	90	2
	Total share options		**865**	**689**

Share options granted from 2011, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company's Executive Director, Non-executive Directors, and certain employees have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands		
	2016	2015	2014	2016	2015	2014
Outstanding at 1 January	–	7.19	5.46	–	14	112
Granted	–	–	–	–	–	–
Exercised	–	7.19	5.05	–	(14)	(94)
Expired	–	–	–	–	–	–
Forfeited	–	–	6.50	–	–	(4)
Outstanding – 31 December	–	–	7.19	–	–	14
Exercisable – 31 December	–	–	7.19	–	–	14

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CONSOLIDATED FINANCIAL STATEMENTS

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with US dollar exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands		
	2016	2015	2014	2016	2015	2014
Outstanding at 1 January	**14.98**	14.35	14.13	**1,264**	1,641	1,792
Granted	**31.20**	25.17	18.46	**94**	90	180
Exercised	**14.90**	14.23	14.60	**(479)**	(423)	(266)
Expired	**—**	—	—	**—**	—	—
Forfeited	**20.49**	19.29	18.71	**(14)**	(44)	(65)
Outstanding – 31 December	**16.70**	14.98	14.35	**865**	1,264	1,641
Exercisable – 31 December	**14.22**	14.24	14.17	**689**	1,030	1,132

The options outstanding at 31 December 2016 have a weighted average remaining contractual life of 3.9 years (2015: 4.2 years; 2014: 5.1 years).

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled when two Non-executive Directors resigned before vesting. The remaining 5,988 restricted shares vested as at 30 June 2015 and were issued and transferred to the Non-executive Directors in July 2015.

On 30 June 2015, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

On 30 June 2016, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (1,234 restricted shares each) for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting. A total of 4,936 restricted shares were granted.

- With regard to the 2014 performance period, the Board of Directors approved the conditional award of performance shares in December 2014 for certain members of key management and the Executive Director under the terms and conditions of the Company's 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2014 and the Company's average share price during the month of January 2014. The actual initial award of 137,574 performance shares, based on the level of the actual Company and individual performance from 1 January 2014 to 31 December 2014, was approved by the Board of Directors in February 2015.
- With regard to the Executive Director, the first 50% (47,243 performance shares) of the initial award was awarded at the 2015 Annual General Meeting. Of the initial award, 23,621 performance shares vested on award but were locked up until 31 December 2015 and 23,622 performance shares vested on 1 January 2016. The remaining 50% (47,242 performance shares) of the initial award was subject to the Company's relative share performance compared with the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015. The Company's actual relative share performance compared with the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual final award of 70,863 performance shares. These 70,863 performance shares were approved at the 2016 Annual General Meeting. Of these shares, 50% (or 35,432) of the performance shares will vested on 1 January 2017 and 50% (or 35,431) will vest on 1 January 2018.
- With regard to key members of management, the first 50% of the initial award (21,545 performance shares) was awarded at the 2015 Annual General Meeting. Of the initial award, 10,773 performance shares vested on award but were locked up until 31 December 2015 and 10,772 performance shares vested on 1 January 2016. The remaining 50% of the initial award (21,544 performance shares) was subject to the Company's relative share performance compared with the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015. The Company's actual relative share performance compared with the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual award of 32,318 performance shares. 50% (or 16,159) of the performance shares vested on 1 January 2017 and 50% (or 16,159) will vest on 1 January 2018.
- On change of control, the performance shares will vest immediately and any lock up provisions will expire.

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CONSOLIDATED FINANCIAL STATEMENTS With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company?s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2015 and the Company?s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from 1 January 2015 to 31 December 2015, was approved by the Board of Directors in February 2016. ? With regard to the Executive Director, the first 50% (38,287 performance shares) of the initial award was approved at the 2016 Annual General Meeting. Of these shares, 19,144 performance shares of the initial award vested on approval but were locked up until 31 December 2016 and 19,143 performance shares vested on 1 January 2017. The remaining 50% (38,287 performance shares) of the initial award is subject to the Company?s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016. The Company?s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016 was reviewed in March 2017. The final pay-out is subject to Board approval, and Shareholder approval at the 2017 Annual General Meeting. Should it be approved, 50% of the performance shares will vest on 1 January 2018, and 50% will vest on 1 January 2019. ? With regard to key members of management, the first 50% of the initial award (36,514 performance shares) was awarded at the 2016 Annual General Meeting. Of the initial award, 18,257 performance shares vested on award but were locked up until 31 December 2016 and 18,257 performance shares vested on 1 January 2017. The remaining 50% of the initial award (36,512 performance shares) is subject to the Company?s relative share performance compared with the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016. The Company?s actual relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2015 to 31 December 2016 was reviewed in March 2017. Once the actual final number is approved, 50% of the performance shares will vest on 1 January 2018, and 50% will vest on 1 January 2019. ? On change of control, the performance shares will vest immediately and any lock up provisions will expire. With regard to the performance period of 2016, the Board of Directors approved the conditional award of performance shares in February 2016 for certain members of key management and the Executive Director under the terms and conditions of the Company?s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2016 and the Company?s average share price during the month of January 2016. The actual initial award of 140,261 performance shares, based on the level of the actual Company and individual performance from 1 January 2016 to 31 December 2016, was approved by the Board of Directors in February 2017. ? With regard to the Executive Director, the first 50% (31,902 performance shares) of the initial award is subject to shareholder approval at the 2017 Annual General Meeting. Should they be approved, 15,951 performance shares of the initial award will vest on award but will be locked up until 31 December 2017 and 15,951 performance shares will vest on 1 January 2018. The remaining 50% (31,903 performance shares) of the initial award is subject to the Company?s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2016 to 31 December 2017. The Company?s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2016 to 31 December 2017 will be reviewed in January 2018. These performance shares are subject to shareholder approval at the 2018 Annual General Meeting. Should they be approved, 50% of the performance shares will vest on 1 January 2019, and 50% will vest on 1 January 2020. ? With regard to key members of management, the first 50% of the initial award (38,228 performance shares) will be awarded at the 2017 Annual General Meeting. Of the initial award, 19,114 performance shares will vest on award but will be locked up until 31 December 2017 and 19,114 performance shares will vest on January 1, 2018. The remaining 50% of the initial award (38,228 performance shares) is subject to the Company?s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2016 to 31 December 2017. The Company?s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2016 to 31 December 2017 will be reviewed in January 2018. Once the actual final number is approved, 50% of the performance shares will vest on January 1, 2019 and 50% will vest on 1 January 2020. ? On change of control, the performance shares will vest immediately and any lock up provisions will expire. In 2014, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2015 and 5,000 vested in January 2016. The remaining 10,000 restricted shares will vest 5,000 shares on 1 January 2017 and 2018. On a change of control, these restricted shares will vest immediately. In 2015, 75,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares vested on March 1, 2016 and the other 25,000 vested on March 1, 2017. On a change of control, these restricted shares will vest immediately. In 2016, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2017. The remaining 15,000 restricted shares will vest 5,000 shares on 1 January 1, 2018, 2019 and 2020. On a change of control, these restricted shares will vest immediately. 78 / www.interxion.com

CONSOLIDATED FINANCIAL STATEMENTS The number of restricted shares outstanding at 31 December 2016, 2015 and 2014 is broken down as follows: Number of restricted shares (in thousands) 2016 2015 2014 Outstanding at 1 January 308 272 12 Granted 92 158 351 Vested (124) (118) (91) Expired ? ? ?Forfeited (23) (4) ? Outstanding ? 31 December 253 308 272 The restricted shares outstanding at 31 December 2016 have a weighted average remaining contractual life of 1.9 years (2015: 2.1 years; 2014: 2.9 years). The number of performance shares outstanding at 31 December 2016, 2015 and 2014 is broken down as follows: Number of performance shares (in thousands) 2016 2015 2014 Outstanding at 1 January 237 ? ?Granted 185 272 107 Vested (72) (35) (27) Expired ? ? ?Forfeited ? ? (80) Outstanding ? 31 December 350 237 ? Employee expenses In 2016, the Company recorded employee expenses of 6,343,000 related to share-based payments (2015: 7,161,000; 2014: 6,576,000). The 2016 share-based payments-related expenses include an amount of 238,000 related to taxes and social security charges (2015: 643,000; 2014: 92,000). The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used: 2016 2015 2014 Share price in at grant date (post reverse-stock split) 28.09-33.89 23.84-28.46 17.04-22.31 Exercise price in (post-reverse stock split) 24.27-30.47 21.61-24.95 12.68-18.61 Dividend yield 0% 0% 0% Expected volatility 30% 30% 35% Risk-free interest rate 1.2% 0.0%-0.4% 0.2%-0.8% Expected life weighted average 5.0 years 5.1 years 5.1 years www.interxion.com / 79

CONSOLIDATED FINANCIAL STATEMENTS

The significant inputs into the model were:

- expected volatility is based on a combination of the share performance of the Company over a 5-year period;
- the risk-free interest rate based on the yield on U.S. Treasury Strips with a maturity similar to the expected life of the options;
- dividend yield is considered to be nil;
- expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. If, after a change of control of the Company (including any of its successors), the employment agreement is terminated or if the participant is offered a function which is a material demotion to his current position, all options, restricted and performance shares will vest and become exercisable immediately. Should the employment agreement, other than as the result of a change of control, be terminated before the date that all options have vested, and should the participant and the Company not have agreed that he will be providing support or services to the Company in another capacity, the non-vested options will expire with immediate effect.

23. Financial commitments

(Non-)cancellable operating lease commitments

At 31 December the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2016	2015 (€'000)	2014
Within 1 year	**28,698**	30,857	31,604
Between 1 and 5 years	**118,115**	125,243	117,009
After 5 years	**171,313**	181,059	185,194
	318,125	337,159	333,807

The total gross operating lease expense for the year 2016 was €27,500,000 (2015: € 27,000,000; 2014: €25,400,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year, and generally between three and five years resulting in future committed revenues from customers. At 31 December the Group had contracts with customers for future committed revenues receivable as follows:

	2016	2015 (€'000)	2014
Within 1 year	**296,600**	275,400	253,100
Between 1 and 5 years	**434,900**	353,600	343,500
After 5 years	**52,700**	76,700	90,700
	784,200	705,700	687,300

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CONSOLIDATED FINANCIAL STATEMENTS

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2015	2014 (€'000)	2013
Within 1 year	**39,100**	36,400	28,000
Between 1 and 5 years	**21,000**	13,700	19,100
	60,100	50,100	47,100

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As at 31 December 2016 the outstanding commitments amount to €40,643,000 (2015: €29,470,000; 2014: €22,292,000).

24. Capital commitments

At 31 December 2016, the Group had outstanding capital commitments totaling €114,131,000 (2015: €66,200,000; 2014: €62,800,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

25. Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group's property leases. Financial guarantees granted by the Group's banks in respect of leases amount to €4,639,000 (2015: €5,966,000; 2014 €5,184,000). Furthermore the Company guaranteed a third party's future payments in amount of €1,049,000. No other guarantees were granted (2015 and 2014: €53,000).

Site restoration costs

As at 31 December 2016, the estimated discounted cost and recognised provision relating to the restoration of data centre leasehold premises was nil (2015: €691,000; 2014: €1,271,000).

In accordance with the Group's accounting policy site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at 31 December 2016, the Group estimated the possible liability to range from nil to €24,716,000 (2015: nil to €23,240,000; 2014: nil to €20,607,000).

Acquisition

On 7 November 2016 the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V. This transaction closed in February 2017. More detailed information regarding this acquisition may be found in note 27 below.

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CONSOLIDATED FINANCIAL STATEMENTS

26. Related-party transactions

There are no material transactions with related parties, other than disclosed below, and all transactions are conducted at arm's length.

Key management compensation

The total compensation of key management was as follows:

	2016	2015 (€'000)	2014
Short-term employee benefits (salaries and bonuses)	**3,473**	3,341	2,445
Post-employment benefits	**74**	43	50
Share-based payments	**3,427**	3,381	1,982
	6,974	6,765	4,477

Key management's share-based payment compensation is disclosed in Note 22.

Remuneration of the Executive Director and Non-executive Directors of the Board

The compensation of the Executive Director and the Non-executive Directors of the Board was as follows:

2016	Salaries	Bonus	Share-based payment charges (€'000)	Total
D.C. Ruberg	590[1]	597[2]	1,189	2,376
J.C. Baker	—	—	—	—
F. Esser	65	—	40	105
M. Heraghty	70	—	40	110
J.F.H.P. Mandeville	115[3]	—	40	155
R.M. Manning	—	—	—	—
R. Ruijter	75	—	40	115
	915	**915**	**1,349**	**2,861**

2015	Salaries	Bonus	Share-based payment charges (€'000)	Total
D.C. Ruberg	590	693	821	2,104
J.C. Baker	21	—	—	21
F. Esser	65	—	27	92
M. Heraghty	65	—	27	95
J.F.H.P. Mandeville	40	—	27	67
R.M. Manning	17	—	—	17
R. Ruijter	73	—	65	138
	871	**693**	**967**	**2,534**

Notes: —

(1) Includes allowances of €40,000.

(2) Based on performance achievements during 2016, this amount is calculated as 108.6% of base salary.

(3) Includes €25,000 that has additionally been awarded in relation to the period of July 1, 2015 – 31 December 2015.

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CONSOLIDATED FINANCIAL STATEMENTS

	2014			
	Salaries	Bonus	Share-based payment charges (€'000)	Total
D.C. Ruberg	590	613	872	2,075
J.C. Baker	48	—	40	88
F. Esser	33	—	20	53
M. Heraghty	33	—	20	53
J.F.H.P. Mandeville	63	—	40	103
R.M. Manning	40	—	40	80
R. Ruijter	10	—	10	20
D. Lister	25	—	22	47
C.G. van Luijk	38	—	20	58
M. Massart	30	—	20	50
	910	**613**	**1,104**	**2,627**

In total 4,936 restricted shares were granted to the Non-executive Directors (1,234 restricted shares each), costs related to these grants are reflected as part of share-based payment charges.

The goal of the Company's remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market, and to align the remuneration of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

27. Events subsequent to the balance sheet date

Vancis acquisition

On 7 November 2016 the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V. On 23 February 2017, the Group signed an agreement to purchase 100% of the shares of Vancis B.V. ("Vancis"). Vancis B.V. operates Colocation services from a data centre in Amsterdam, with a satellite facility in Almere, The Netherlands. Total consideration comprises approximately €78.0 million of cash paid immediately on completion.

Due to the timing of the closing of the acquisition and because Interxion is in the process of evaluating the fair value of the net assets acquired, the initial accounting for the business combination has not yet been finalised. As such, not all relevant disclosures are available. The Company expects the purchase price-allocation work to be substantially completed before issuing its Q1 2017 interim financial statements.

Senior Secured Revolving Facility

On 9 March 2017 the Group entered into a €75.0 million senior secured revolving facility agreement (the "New Facility"), by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent, and Barclays Bank PLC as security trustee.

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at an annual rate equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended by up to an additional six months from its initial maturity date.

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COMPANY FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS

Interxion Holding N.V. Company financial statements

COMPANY STATEMENT OF FINANCIAL POSITION

(before appropriation of results)

	Note	2016	2015	2014
		As at 31 December (€'000)		
Non-current assets				
Financial assets	34	**1,155,403**	976,990	900,286
Deferred tax assets	35	**14,960**	15,023	17,550
Other non-current assets		**141**	422	1,769
		1,170,504	992,435	919,605
Current assets				
Trade and other current assets	36	**1,225**	558	262
Cash and cash equivalents		**27,939**	7,192	28,611
		29,164	7,750	28,873
Total assets		**1,199,668**	1,000,185	948,478
Shareholders' equity				
Share capital	37	**7,060**	6,992	6,932
Share premium	37	**519,604**	507,296	495,109
Foreign currency translation reserve	37	**9,988**	20,865	10,440
Hedging reserve	37	**(243)**	(213)	(247)
Accumulated deficit	37	**(27,523)**	(76,089)	(111,149)
Profit for the year	37	**39,883**	48,566	35,060
	37	**548,769**	507,417	436,145
Non-current liabilities				
Borrowings	20/21	**629,327**	475,503	475,643
		629,327	475,503	475,643
Current liabilities				
Trade payables and other liabilities		**21,572**	17,265	36,690
Total liabilities		**650,899**	492,768	512,333
Total liabilities and shareholders' equity		**1,199,668**	1,000,185	948,478

Note:

The accompanying notes form an integral part of the Company financial statements.

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COMPANY FINANCIAL STATEMENTS

COMPANY INCOME STATEMENT

For the years ended 31 December

	Note	2016	2015 (€'000)	2014
Revenue		–	–	–
Cost of sales		(424)	–	(25)
Gross profit		(424)	–	(25)
Other income		–	20,923	–
Management fees	30	7,039	6,745	5,616
Sales and marketing costs		(735)	(837)	(162)
General and administrative costs		(9,667)	(21,952)	(8,440)
Operating result		(3,787)	4,879	(3,011)
Finance income	31	39,423	38,204	35,551
Finance expense	31	(37,624)	(31,458)	(29,088)
Result before taxation		(1,988)	11,625	3,452
Income tax expense	32	(1,542)	(1,318)	78
Result after taxation		(3,530)	10,307	3,530
Profit relating to investments in subsidiaries after taxation	34	43,413	38,259	31,530
Profit for the year		39,883	48,566	35,060

Note: The accompanying notes form an integral part of the Company financial statements.

Notes to the 2016 Company Financial Statements

28. Basis of presentation

The structure of the Company statement of financial position and Company income statement are aligned as much as possible with the Consolidated financial statements in order to achieve optimal transparency between the Group financial statements and the Company financial statements.

The Company statement of financial position has been prepared before the appropriation of results.

29. Accounting policies

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, applying the regulations of section 362.8 and allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying EU-IFRS, as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted at an arm's-length basis on terms comparable to transactions with third parties.

30. Management fees

Management fees relates to transactions with Group companies regarding intercompany agreements.

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COMPANY FINANCIAL STATEMENTS

31. Finance income and expense

Finance income mainly consists of interest received from intercompany financing transactions.

Finance expense mainly relates to interest charges on external debt (please refer to note 9).

32. Income taxes

Interxion Holding N.V. is head of the fiscal unity that exists for Dutch corporate income tax purposes. The income tax expense of €1,542,000 reported in the Company income statement represents the consolidated amount of current and deferred tax expense for all members of the fiscal unity.

33. Employees

The number of persons employed by the Company at year-end 2016 was 6 (2015: 5). For the remuneration of past and present members, both of key management and the Board of Directors, please refer to note 26 – Related-party transactions, which is deemed incorporated and repeated herein by reference.

34. Financial assets

	Investments in subsidiaries	Receivables from subsidiaries	2016 (€'000)	2015	2014
As at 1 January	**138,248**	**838,742**	**976,990**	900,286	692,977
Movement in receivables	–	134,821	**134,821**	24,026	169,615
Profit after tax	43,413	–	**43,413**	38,259	31,530
(Repayment capital) / Recapitalisation	12,892	–	**12,892**	2,797	1,963
Foreign currency translation differences	(12,713)	–	**(12,713)**	11,622	4,201
As at 31 December	**181,840**	**973,563**	**1,155,403**	976,990	900,286

35. Deferred tax assets

See also Note 10. The difference between the Group's consolidated deferred tax assets €20,370,000 (2015: €23,024,000; 2014: €30,064,000) and those of the Company €14,960,000 (2015: €15,023,000; 2014: €17,550,000) relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

36. Trade and other current assets

Prepaid expenses relate to payments to creditors for costs that relate to future periods (for example rent, maintenance contracts and insurance premiums) and VAT receivable. At 31 December 2016, €948,000 was related to the VAT receivable (2015: €89,000; 2014: €175,000).

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COMPANY FINANCIAL STATEMENTS

37. Shareholders' equity

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedge reserve	Accumulated deficit	Total equity
				(€'000)			
Balance as at 1 January 2016		6,992	507,296	20,865	(213)	(27,523)	507,417
Net income		–	–	–	–	39,883	39,883
Hedging result		–	–	–	(30)	–	(30)
Foreign currency translation differences		–	–	(10,877)	–	–	10,877
Total comprehensive income		**–**	**–**	**(10,877)**	**(30)**	**39,883**	**28,976**
Exercise of options		48	6,284	–	–	–	6,332
Issuance of performance shares		11	(11)	–	–	–	–
Performance shares		9	(9)	–	–	–	–
Share-based payments	22	–	6,044	–	–	–	6,044
Total contribution by, and distributions to, owners of the Company		**68**	**12,308**	**–**	**–**	**–**	**12,376**
Balance as at 31 December 2016		**7,060**	**519,604**	**9,988**	**(243)**	**12,360**	**548,769**
Balance as at 1 January 2015		6,932	495,109	10,440	(247)	(76,089)	436,145
Net income		–	–	–	–	48,566	48,566
Hedging result		–	–	–	34	–	34
Foreign currency translation differences		–	–	10,425	–	–	10,425
Total comprehensive income		**–**	**–**	**10,425**	**34**	**48,566**	**59,025**
Exercise of options		43	5,686	–	–	–	5,729
Issuance of performance shares		17	(17)	–	–	–	–
Share-based payments	22	–	6,518	–	–	–	6,518
Total contribution by, and distributions to, owners of the Company		**60**	**12,187**	**–**	**–**	**–**	**12,247**
Balance as at 31 December 2015		**6,992**	**507,296**	**20,865**	**(213)**	**(27,523)**	**507,417**
Balance as at 1 January 2014		6,887	485,347	6,757	60	(111,149)	387,902
Net income		–	–	–	–	35,060	35,060
Hedging result		–	–	–	(307)	–	(307)
Foreign currency translation differences		–	–	3,683	–	–	3,683
Total comprehensive income		**–**	**–**	**3,683**	**(307)**	**35,060**	**38,436**
Exercise of options		45	3,278	–	–	–	3,323
Share-based payments	22	–	6,484	–	–	–	6,484
Total contribution by, and distributions to, owners of the Company		**45**	**9,762**	**–**	**–**	**–**	**9,807**
Balance as at 31 December 2014		**6,932**	**495,109**	**10,440**	**(247)**	**(76,089)**	**436,145**

Note: Foreign currency translation reserve qualifies as a legal reserve.

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COMPANY FINANCIAL STATEMENTS

38. Financial commitments

Other commitments

The Company has entered into several other commitments, which in general relate to operating expenses. As at 31 December 2016 the outstanding commitments amount to €2,885,000 (2015: €3,156,000, 2014: €1,213,000). These commitments are expected to be settled in the following financial year.

39. Obligations not appearing in the statement of financial position

Declarations of joint and several liability as defined in Book 2, section 403 of The Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Interxion Data Centres B.V., Interxion Trademarks B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V., Interxion Real Estate V B.V., Interxion Real Estate X B.V., Interxion Operational B.V. and Interxion Participation 1 B.V.

The liabilities of these companies to third parties totalled €91,878,000 at 31 December 2016 (2015: €76,140,000; 2014: €55,669,000).

From time to time we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Data Centres B.V. Interxion Telecom B.V., Interxion Trademarks B.V., Interxion Trading B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V, Interxion Real Estate V B.V., Interxion Real Estate X B.V., Interxion Participation 1 B.V. and Interxion Operational B.V. forms a fiscal group for corporate income tax purposes and is considered to be jointly responsible for the obligations of the fiscal group.

40. Fees of the auditor

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2016, 2015 and 2014 were charged by KPMG Accountants N.V. or other KPMG network companies to the Company, its subsidiaries and other consolidated entities:

	2016			2015			2014		
	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG
					(€'000)				
Statutory audit of annual accounts	757	433	1,190	442	379	821	373	316	689
Audit-related fees	359	131	490	260	144	404	332	128	460
Tax services	–	–	–	–	21	21	–	3	3
Other services	–	16	16	–	77	77	57	1	58
	1,116	580	1,696	702	621	1,323	762	448	1,210

41. Events subsequent to the balance sheet date

Vancis acquisition

On 7 November 2016 the Company's subsidiary Interxion Netherlands B.V. entered into a conditional agreement to acquire 100% of the shares of Vancis B.V. On 23 February 2017, Interxion Netherlands B.V. signed an agreement to purchase 100% of the shares of Vancis B.V. ("Vancis"). Vancis B.V. operates Colocation services from a data centre in Amsterdam, with a satellite facility in Almere, The Netherlands. Total consideration comprises approximately €78.0 million of cash paid immediately on completion.

Due to the timing of the closing of the acquisition and because Interxion is in the process of evaluating the fair value of the net assets acquired, the initial accounting for the business combination has not yet been finalised . As such, not all relevant disclosures are available. The Company expects the purchase price -allocation work to be substantially completed before issuing its Q1 2017 interim financial statements.

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COMPANY FINANCIAL STATEMENTS Senior Secured Revolving Facility On 9 March 2017 we entered into a 75.0 million senior secured revolving facility agreement (the ?New Facility?) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent, and Barclays Bank PLC as security trustee. The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at an annual rate equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional six months from its initial maturity date. 42. Appropriation of result Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association) Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company. Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined by the General Meeting. Proposed appropriation of results for the year 2016 The Board of Directors proposes to add the profit for the year, amounting to 39,883,000, to the other reserves (?accumulated deficit?). Board of Directors: D.C. Ruberg J.F.H.P. Mandeville (Chief Executive Officer, Vice-Chairman and Executive Director) (Chairman and Non-executive Director) F. Esser M. Heraghty (Non-executive Director) (Non-executive Director) R. Ruijter (Non-executive Director, appointed November 2014) Schiphol-Rijk, 30 March 2017 90 / www.interxion.com

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OTHER INFORMATION INDEPENDENT AUDITOR?S REPORT To: the Annual General Meeting of Shareholders of InterXion Holding N.V. Report on the accompanying financial statements 2016 Our opinion In our opinion: ? the accompanying consolidated financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2016, and of its result and its cash flows for 2016 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part?9 of Book?2 of the Netherlands Civil Code; ? the accompanying company financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2016, and of its result for 2016 in accordance with Part?9 of Book?2 of the Netherlands Civil Code. What we have audited We have audited the accompanying financial statements 2016 of InterXion Holding N.V., based in Amsterdam, the Netherlands as set out on pages 32 to 90. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise: 1. the consolidated statement of financial position as at 31 December 2016; 2. the following consolidated statements for 2016: the income statement, the statements of comprehensive income, changes in shareholders? equity and cash flows; and 3. the notes comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise: 1. the company statement of financial position as at 31 December 2016; 2. the company income statement for 2016; and 3. the notes comprising a summary of the accounting policies and other explanatory information. 92 / www.interxion.com Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ?Our responsibilities for the audit of the financial statements? section of our report. We are independent of InterXion Holding N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Audit approach Summary ? Overall materiality of EUR?2.25 million ? 4.0% of profit before taxation Unqualified audit opinion Materiality Key audit matters Audit Scope ? Revenue recognition ? Sufficient and ? Lease accounting appropriate coverage ? Data centre obtained expansion Materiality Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 2.25 million (2015: EUR 2 million). Materiality is determined with reference to a benchmark of consolidated profit before taxation (4.0%). We consider profit before taxation as the most appropriate benchmark based on the nature of the business and size of the Company and presumed attention of the users of the financial statements on results for the purpose of evaluating the Company?s financial performance. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for qualitative reasons for the users of the financial statements. We agreed with the Audit Committee and the Board of Directors that misstatements in excess of EUR 100 thousand, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds. Scope of the group audit InterXion Holding N.V. is the parent company of a group of entities. The financial information of this group is included in the financial statements of InterXion Holding N.V. Considering our ultimate responsibility for the opinion, we are also responsible for directing, supervising, and performing the group audit. In this context, we have determined the nature and extent of the audit procedures to be performed for group entities (or ?components?). Decisive factors were the significance and / or the risk profile of the components. On this basis, we selected the components for which a full scope audit had to be performed. Furthermore, on the request of the Audit Committee and the Board of Directors, we have scoped into the group audit all components that are subject to a statutory audit. Based on these scoping criteria we involved component auditors as follows: ? audits for group reporting purposes were carried out for all operating companies (11 components) where InterXion Holding N.V. ultimately holds 100% of the shares; and ? audits for group reporting purposes were carried out at 10 real estate components and 4 holding components. Furthermore, we have performed certain centralized audit procedures for the remaining operating components in the Netherlands and 4 foreign real estate components. In addition, we performed centralized audit procedures in a number of audit areas such as share-based payments, financial covenants and evaluation of relevant IT systems. OTHER INFORMATION The full scope audits at the components were performed at component materiality levels that are lower than Group materiality, as determined by the group auditor based on judgement. Component materiality did not exceed EUR 1.75 million (2015: EUR 1.75 million) and the majority of our component auditors applied a component materiality that is significantly less than this threshold. We sent detailed instructions to all component auditors, covering the significant areas that should be audited and set out the information to be reported to the group auditor. All components in scope for group reporting are audited by KPMG member firms. For all components we had various discussions with the component auditor on the Group audit. We communicated the identified risks, the audit approach and instructions, as well as the audit findings and observations reported to the group auditor. Based on our risk assessment, we visited component locations in France, Germany and the United Kingdom for site visits and file reviews. For other components we use a rotational approach to perform remote file reviews, which for 2016 included the components in Ireland and Austria. By performing the procedures mentioned above at components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group?s financial information to provide an opinion about the financial statements. Our key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Audit Committee and the Board of Directors. The key audit matters are not a comprehensive reflection of all matters discussed. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Sales Profit before Total Assets taxation 100% 99% 99% Full scope audits Out of scope Full scope audits Out of scope Full scope audits Out of scope www.interxion.com / 93

OTHER INFORMATION Revenue recognition ? multiple element arrangements and revenue from data centre services ? Description The Group?s revenue consists of revenue derived from the rendering of data centre services, which includes colocation, power supply and customer installation services and equipment sales. Colocation revenue is recognised in the income statement on a straight-line basis over the term of the contract with the customer. Power revenue is recognised based on customers? usage. Customer installation services and equipment sales are recognised when the services are rendered. There is a presumed risk that revenue may be deliberately overstated as a result of management override to achieve external expectations. Furthermore, the Group historically has had several complex multiple element arrangements with customers using an entire data centre, or a large part thereof, for their purposes. This gives rise to the risk that sales could be misstated as these contracts typically have multiple elements that result in complex accounting for revenue, and likely include management estimates and judgements such as the identification of the individual components and the allocation of the consideration to the identified components. Due to the significance of revenue recognition in relation to multiple element arrangements and the revenues from entire data centre, we consider this as a key audit matter. ? Our Response Our audit procedures on revenue included assessing the Company?s accounting policies for revenue recognition, testing the relevant IT systems and the operating effectiveness of the key internal controls over the existence, accuracy and completeness, as relevant, for the different types of revenue, including the reconciliations between the revenue systems and the financial ledgers. To specifically address the risk of deliberately overstating revenue, we tested new sales contracts, on a sample basis, to assess whether revenue existed and was recognised in the accounting period in which the services were rendered, in accordance with the relevant accounting standards. In addition, depending on the specific audit approach for a component, the audit approach includes, where relevant, procedures such as analytical procedures, and comparing the total cash received from customers (adjusted for the movement in accounts receivable, accrued revenue, deferred revenue and VAT) with the revenue recognised in the period. Our approach regarding the risk of management override of controls included evaluating internal controls over the recording of journal entries and testing of management?s accounting estimates. In addition, we tested journal entries to identify unusual or irregular items and to assess that these were properly authorised and supported by proper underlying documentation such as third party invoices and contracts. To identify complex multiple element arrangements we tested the design and operating effectiveness of the controls that identify whether a contract qualifies as a multiple element contract, and how to account for such a contract, 94 / www.interxion.com Furthermore, we inspected samples of new sales contracts for the identification of multiple element arrangements. If multiple element arrangements are identified we amongst others assessed the identification of individual components and the allocation of the consideration to the identified components. ? Our Observation Based on our procedures performed we noted that the Group has internal controls in place to identify multiple element contracts and accounted for those contracts in accordance with IAS 18. Furthermore, no significant findings have been identified in respect of revenue recognition in the year. Lease accounting ? classification and valuation ? Description The Group entered into a number of lease agreements in relation to freehold land and buildings and infrastructure and equipment. Judgement is required in determining the lease classification (i.e. as a finance lease or as an operating lease), at inception or modification of a contract, based on an overall assessment of whether substantially all the risks and rewards incidental to ownership of the leased data centre assets have been transferred from the lessor to the Group. In addition, determining the amounts related to finance leases to be recorded as assets and liabilities requires judgement, estimates and assumptions to be made by management, for example with respect to the lease period, the fair value of the leased assets and the discount rate used. Due to the significance of the classification and valuation of the lease contracts, we consider this as a key audit matter. ? Our response To assess the appropriateness of the classification of the lease at inception or modification of a contract, our audit procedures included a detailed assessment of key aspects (such as existence of purchase options, comparison between the lease term and the economic life of the asset, comparison of the net present value of the minimum lease payments to the fair value of the leased assets), taking into account all facts and circumstances of the leases. In making this assessment, we were assisted by our KPMG lease accounting and valuation specialists. To assess the assets and liabilities to be recorded for finance leases, our audit procedures included the evaluation and challenging of the Group?s estimates and assumptions used in determining the fair value of the leased assets, such as the assumed acquisition price per square meter of land, the assumed rental price factor of land, the capitalisation factor used in the fair value calculation of the entire property, the assumed rental prices per square meter of the building and the implied gross initial yield of the building, based on comparable market data. In calculating the net present value of the minimum lease payments, we determined that contingent rent was excluded and we challenged amongst others the discount rate used and the evaluation of extension options in the contract. Furthermore, we performed sensitivity analyses to assess the reasonableness of the estimates and assumptions.

We also assessed the adequacy of the lease disclosures included in Note X Borrowings and in Note X Financial commitments. ? Our observation Based on our procedures performed relating to the classification of new and modifications to leases, lease accounting appears reasonable accounted for in accordance with IAS 17. In determining the fair value of the leased assets and the net present value of the minimum lease payments, we found the estimates and judgement applied by the Group within the acceptable range. Data centre expansion and acquisition ? Description The Group invests in capital expenditure relating to the acquisition and expansion of data centres (refer to note X to the financial statements). As significant amounts are involved with this capital expenditure, there is a risk related to the appropriateness of the amounts capitalized and payments made as there is a risk of collusion with Group?s employees and / or irregularities in the bidding process. Due to the significance of the data centre expansion and acquisitions, we consider this as a key audit matter. ? Our response We have tested the relevant internal controls such as internal review of invoices received based on the underlying purchase order and/or contract, including review and authorization of the respective purchase orders and/or contracts, and internal approval of business cases which includes the evaluation of the bidding process and supplier selection, where applicable. Furthermore, we performed procedures to assess that the additions to fixed assets were appropriately capitalized and were supported by evidence such as supplier invoice and approved purchase order or contract, and internal approval of business cases which includes the evaluation of the bidding process and supplier selection, where applicable. We also obtained for certain plots of land third party evidence (e.g. land register) to verify that land recorded in the balance sheet is held in name of the Group. ? Our observation Based on our procedures performed we noted that the Group has internal controls in place relating to the acquisition and expansion of data centres. Furthermore, no findings have been identified in respect of the risk related to the appropriateness of the amounts capitalized and payments made as there is a risk of collusion with the Group?s employees and/or irregularities in the bidding process. OTHER INFORMATION Report on the other information included in the annual report In addition to the financial statements and our auditor?s report thereon, the annual report contains other information that consists of: ? report of the Board of Directors; ? other information pursuant to Part 9 of Book 2 of the Netherlands Civil Code; Based on the below procedures performed, we conclude that the other information: ? is consistent with the financial statements and does not contain material misstatements; ? contains the information as required by Part 9 of Book 2 of the Netherlands Civil Code. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Netherlands Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements. Management is responsible for the preparation of the other information, including the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code and other Information pursuant to Part 9 of Book 2 of the Netherlands Civil Code. Report on other legal and regulatory requirements Engagement Our reappointment by the General Meeting of Shareholders as auditor of InterXion Holding N.V. for 2016 was approved on 24 June 2016. We have operated as statutory auditor of InterXion Holding N.V. since 2000. Description of the responsibilities for the financial statements Responsibilities of management and Audit Committee for the financial statements Management of InterXion Holding N.V. is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part?9 of Book?2 of the Netherlands Civil Code. Furthermore, management of InterXion Holding N.V. is responsible for such internal control as management of InterXion Holding N.V. determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to errors or fraud. www.interxion.com / 95

OTHER INFORMATION As part of the preparation of the financial statements, management of InterXion Holding N.V. is responsible for assessing the company?s ability to continue as a going concern. Based on the financial reporting framework mentioned, management of InterXion Holding N.V. should prepare the financial statements using the going concern basis of accounting unless management of InterXion Holding N.V. either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management of InterXion Holding N.V. should disclose events and circumstances that may cast significant doubt on the company?s ability to continue as a going concern in the financial statements. The Audit Committee of the Board of Directors are responsible for overseeing the company?s financial reporting process. Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud during the audit. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.: ? Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. ? Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company?s internal control. ? Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. 96 / www.interxion.com ? Concluding on the appropriateness of management?s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company?s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor?s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor?s report. However, future events or conditions may cause a company to cease to continue as a going concern. ? Evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and ? Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items. We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. We provide the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Board of Directors we determine key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor?s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest. Rotterdam, 30 March 2017 KPMG Accountants N.V. A.H. Gardien RA

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FIND OUT MORE FIND OUT MORE You can keep up with the latest news and publications from us via our website at www.interxion.com. Our Locations EUR We operate over 45 state of the art facilities across Europe. Nearly 20 years of experience means we guarantee consistent design and operational excellence across our footprint, allowing our customers to scale their services easily across Europe. Our data centre campuses are gateways to emerging markets and landing stations for major continental subsea cables. Learn more about our locations at http://www.interxion.com/Locations/ You can also follow us on social media http://www.linkedin.com/company/interxion http://www.youtube.com/user/interxiontube https://twitter.com/interxion https://www.facebook.com/Interxion Contact Us INTERNATIONAL HEADQUARTERS EUROPEAN CUSTOMER SERVICE CENTRE (ECSC) Main: + 44 207 375 7070 Toll free from Europe: + 800 00 999 222 Fax: + 44 207 375 7059 Toll free from the US: 185 55 999 222 Email: hq.info@interxion.com Email: customer.services@interxion.com 98 / www.interxion.com

Definitions 1. We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our on-going operating performance: ? Share-based payments ? primarily the fair value at the date of grant to employees of equity awards, is recognised as an employee expense over the vesting period. ? Income or expense related to the evaluation and execution of potential mergers or acquisitions (?M&A?) ? under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. ? Adjustments related to terminated and unused data centre sites ? these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses. We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because these measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our 100.0 million revolving facility and our 6.00% Senior Secured Notes due 2020. 2. Capital expenditure, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as ?Purchase of property, plant and equipment? and ?Purchase of intangible assets?, respectively. 3. Recurring revenue is revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. 4. We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. 5. Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts. www.interxion.com / 99

www.interxion.com
customer.services@interxion.com

International Headquarters
Main: + 44 207 375 7070
Email: hq.info@interxion.com

European Customer Service Centre (ECSC)
Toll free Europe: + 800 00 999 222 / Toll free US: 185 55 999 222
Email: customer.services@interxion.com

Cofounder: Uptime Institute EMEA chapter. **Founding member:** European Data Centre Association. **Patron:** European Internet Exchange Association. **Member:** The Green Grid, with role on Advisory Council and Technical Committee. **Contributor:** EC Joint Research Centre on Sustainability. **Member:** EuroCloud.

Interxion is compliant with the internationally recognised ISO/IEC 27001 certification for Information Security Management and ISO 22301 for Business Continuity Management across all our European operations.

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